As filed with the Securities and Exchange Commission on December 16, 2010

File No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIONOVO, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-5526892
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5858 Horton Street

Suite 400

Emeryville, California 94608

(510) 601-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal place of business)

Isaac Cohen

Chairman and Chief Executive Officer

Bionovo, Inc.

5858 Horton Street, Suite 400

Emeryville, CA 94608

(510) 601-2000

(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)

Copies to:

Robert H. Cohen Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 (212) 801-9200 (phone) (212) 801-6400 (facsimile)	Richard S. Frazer Pryor Cashman LLP 7 Times Square New York, New York 10036 (212) 421-4100 (phone) (212) 326-0806 (facsimile)

Approximate date of commencement of proposed sale to the public. As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Units, each unit consisting of:	$30,000,000	$2,139
(i) Common stock, $0.0001 par value per share	—	—
(ii) Warrants to purchase common stock(2)	—	—
Common stock issuable upon exercise of Warrants(2)(3)	—	—
Underwriter’s Warrants to purchase common stock(2)	—	—
Common stock issuable upon exercise of Underwriter’s Warrants(2)(3)	—	—

(1)	Estimated pursuant to Rule 457(o) solely for purposes of calculating the registration fee. Includes units that may be purchased by the underwriter to cover over-allotments, if any.

(2)	No fee is required pursuant to Rule 457(g) under the Securities Act.

(3)	Pursuant to Rule 416, we are also registering an indeterminate number of additional shares of common stock that are issuable by reason of the anti-dilution provisions of the warrants.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	SUBJECT TO COMPLETION, DATED DECEMBER 16, 2010

[            ] Units

Units Consisting of

One Share of Common Stock and

Warrant to Purchase [            ] Shares of Common Stock

We are offering [            ] units, with each unit consisting of one share of our common stock and a warrant to purchase [            ] shares of our common stock (and the shares of common stock issuable from time to time upon exercise of the offered warrants), pursuant to this prospectus. The purchase price for each unit is $[            ]. Each warrant will have an exercise price of $[            ] per share, will be exercisable immediately after issuance and will expire five years from the date of issuance. Units will not be issued or certificated. The shares of common stock and the warrants are immediately separable and will be issued separately, but will be purchased together in this offering.

Our common stock is listed on The NASDAQ Capital Market under the ticker symbol “BNVI.” On December 15, 2010, the last reported sales price of our common stock on The NASDAQ Capital Market was $1.26 per share. There is no established public trading market for the warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the warrants on any national securities exchange.

Our business and an investment in our securities involve significant risks. See “Risk Factors” beginning on page 4 of this prospectus to read about factors that you should consider before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Offering price	$	$
Underwriting discounts(1)	$	$

Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriter.

We have granted the underwriter an option to purchase up to an additional [            ] Units (approximately fifteen percent (15%) of the total number of Units initially offered hereunder), on the same terms and conditions as set forth above, within 30 days from the date of this prospectus to cover over-allotments, if any.

The underwriter expects to deliver the units against payment on or about             , 2011, subject to customary closing conditions.

Cowen and Company

                         , 2011

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the applicable dates, regardless of the time of delivery of this prospectus or the time of issuance or sale of any securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

SUMMARY

The following summary provides an overview of certain information about our company and the offering and may not contain all the information that may be important to you. This summary is qualified in its entirety by and should be read together with the information contained in, or incorporated by reference into, other parts of this prospectus. You should carefully read this entire prospectus before making a decision about whether to invest in our securities.

Bionovo, Inc.

Company Overview

We are a clinical stage drug discovery and development company focusing on women’s health and cancer, two large markets with significant unmet needs. Building on our understanding of the biology of menopause and cancer, we design new drugs derived from botanical sources which have novel mechanisms of action. Based on the results of our clinical trials and preclinical studies to date, we believe that we have discovered new classes of drug candidates with the potential to be leaders in their markets.

Our lead drug candidate, MenerbaTM (formerly MF-101), represents a new class of receptor sub-type selective estrogen receptor modulator (SERM), for the treatment of vasomotor symptoms of menopause, or “hot flashes.” We have designed Menerba to selectively modulate estrogen receptor beta (ERß) and we believe it could provide a safe and effective alternative to existing Food and Drug Administration (FDA) approved therapies that have been observed to pose a significant risk to women for developing breast cancer, stroke, cardiovascular disease, blood clots and other serious diseases. In preclinical studies, Menerba does not lead to tumor formation in either breast or uterine tissues and it does not increase the risk for clotting. This characteristic, if confirmed in clinical testing, would differentiate Menerba from some existing therapies and other hormone-based therapies in clinical development. We announced in 2007 the results of our completed, multicenter, randomized, double-blinded, placebo-controlled Phase 2 trial, involving 217 women, which showed the higher of two Menerba doses tested was well tolerated and resulted in a statistically significant reduction of hot flashes after 12 weeks of treatment. In addition, treatment with the higher of the two doses of Menerba led to a statistically significant reduction in nighttime awakenings when compared to placebo. We are seeking FDA approval to conduct further clinical testing at multiple clinical sites in the U.S. We believe that Menerba’s novel mechanism of action could lead to a more favorable safety profile than currently approved hormone therapies (HT) and other therapies under development and testing.

Although we are focusing our resources primarily on the development of Menerba, we have a diverse pipeline of additional clinical and preclinical drug candidates in both women’s health and cancer, which we may pursue if additional funding becomes available. As part of our pipeline, we are developing BezielleTM, an oral anticancer agent for advanced breast cancer. Unlike most other anticancer drugs and drug candidates, which try to control cancer through genomic and proteomic signaling pathways, Bezielle is designed to take advantage of a unique metabolism of cancer cells, with a well-characterized mechanism of action which leads to very selective tumor cell DNA damage and the death of cancer cells, without lasting harm to normal cells. This is accomplished by Bezielle’s secondary inhibition of glycolysis, a metabolic pathway on which cancer cells rely for energy production. Glycolysis inhibition leads to energy collapse in the cells and results in death of cancer cells. Since normal cells do not rely for the most part on glycolysis for energy production, they are not killed by Bezielle. Based on our clinical and pre-clinical studies, we believe that Bezielle may have a preferential effect on hormone-independent cancers, a subset with few treatment options. To date, 48 women with metastatic breast cancer have been treated with Bezielle in two separate Phase 1 clinical trials. As predicted by the mechanism of action, Bezielle had very limited toxicities with an extremely favorable tolerability profile. Moreover, Bezielle showed encouraging clinical activity among a cohort of women with metastatic breast cancer who had been heavily pretreated with other regimens. A Phase 2 trial has been approved by the FDA and the institutional review boards (“IRBs”) at several prestigious breast cancer clinical sites in the U.S. We are awaiting funding to commence this open-label, non-randomized trial in 80 women diagnosed with metastatic breast cancer who have failed no more than two prior chemotherapy regimens. We believe that Bezielle’s novel mechanism of action and favorable tolerability profile could lead to preferential use over existing drugs in the treatment of advanced breast cancer, and potentially in the broader, adjuvant care of breast cancer. We also plan to evaluate Bezielle for the treatment of other forms of cancer, including pancreatic cancer and adjuvant use in breast cancer. We have also prepared an investigational new drug, or IND, application and plan to initiate a Phase 1 trial for our second women’s health drug candidate, SealaTM (formerly VG101), for the treatment of post-menopausal vulvar and vaginal atrophy, or “vaginal dryness.” We have identified or begun preclinical work on other drug candidates for a variety of indications within women’s health and cancer. We have internally discovered and developed all of our drug candidates using our proprietary biological and chemical techniques.

Our drug development process utilizes botanical sources, used in Traditional Chinese Medicine, believed to produce biologically active compounds. We apply our clinical knowledge, experience with natural compounds and knowledge of proper scientific screening tools to isolate and purify botanical compounds and extracts for pharmaceutical development. In June 2004, the FDA released a document to provide drug developers with guidance on the approval for botanical drugs. This guidance states that applicants may submit reduced documentation of nonclinical (preclinical) safety to support an IND application for initial clinical studies of botanicals that have been legally marketed in the U.S. and/or a foreign country as dietary supplements without any known safety concerns. The first botanical extract drug developed pursuant to these guidelines was approved by the FDA in October 2006. To date, all of our drug candidates are derived from botanical extracts and are being developed by following this FDA guidance. In addition, we have identified active chemical components underpinning the mechanism of action for all of our drug candidates, and in some cases, we have developed synthetic methods of production.

We expect to continue to incur significant operating losses over the next few years, and do not expect to generate profits until and unless Menerba or one of our other drug candidates has been approved and is being marketed with commercial partners.

Corporate Information

Our principal executive offices are located at 5858 Horton Street, Suite 400, Emeryville, California 94608, and our telephone number is (510) 601-2000. Our website is located at www.bionovo.com. Information on our website is not, and should not be considered, part of this prospectus.

The Offering

Common stock being offered by us	[ ] shares of common stock

Common stock to be outstanding after this offering	[ ]

Warrants	Warrants to purchase [ ] shares of common stock will be offered in this offering. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the warrants.

Warrant exercise price	The exercise price of the warrants is $[ ].

Warrant exercisability and expiration	The warrants will be exercisable immediately after the original date of issuance and will expire on [ ].

Over-Allotment Option	We have granted the underwriter an option to purchase up to an additional Units (approximately fifteen percent (15%) of the total number of Units initially offered hereunder), on the same terms and conditions as set forth above, within 30 days from the date of this prospectus to cover over-allotments, if any.

Use of proceeds	We currently intend to use the net proceeds of this offering to initiate a Phase 3 clinical trial for Menerba and for general corporate purposes, including capital improvements for manufacturing capacity, working capital and other Menerba non-clinical and clinical trials. For a more complete description of our intended use of proceeds from this offering, see “Use of Proceeds.”

The NASDAQ Capital Market Symbol	BNVI

Listing	The shares of common stock offered pursuant to this prospectus are listed on The NASDAQ Capital Market under the symbol “BNVI.” There is no established trading market for the offered warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the warrants on any national securities exchange.

Risk Factors	Investing in our securities involves a high degree of risk. You should carefully review and consider the “Risk Factors” section of this prospectus for a discussion of factors to consider before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on 24,530,112 shares outstanding as of December 15, 2010 and excludes options and warrants outstanding as of that date representing the right to purchase a total of approximately 11,770,200 shares of common stock at a weighted average exercise price of approximately $5.53 per share.

Except as otherwise indicated, all information in this prospectus reflects the 1-for-5 reverse stock split of our outstanding common stock that was effective on August 30, 2010. Our common stock began trading on a split-adjusted basis on The Nasdaq Capital Market at the opening of trading on August 31, 2010.

RISK FACTORS

Investing in our securities has a high degree of risk. Before making an investment in our securities, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those that we believe are the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. Additional risks and uncertainties not currently known or that are currently considered to be immaterial may also materially and adversely affect our business. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We have a history of net losses, which we expect to continue for the foreseeable future and, as a result, we are unable to predict the extent of any future losses or when, if ever, we will become profitable or if we will be able to continue as a going concern.

We are a development stage company which commenced operations in 2002, and we are subject to all of the risks associated with having a limited operating history and pursuing the development of new products. Our cash flows may be insufficient to meet expenses relating to our operations and the development of our business, and may be insufficient to allow us to develop our products. We currently conduct research and development to develop women’s health and anticancer drugs. We do not know whether we will be successful in the development of such products. From inception through September 30, 2010, we have a deficit accumulated during the development stage of approximately $69.2 million, and for the nine months ended September 30, 2010, we experienced a net loss of approximately $13.4 million. Our net loss for fiscal year ended December 31, 2009 was $16.4 million and for the fiscal year ended December 31, 2008 was $16.7 million. Our net loss for the fiscal year ended December 31, 2007 was $12.9 million, and for the fiscal year ended December 31, 2006 was $5.6 million. To date, we have mainly recognized revenues from a technology license, research services and a National Institute of Health (NIH) grant drawdown. On October 15, 2007, we terminated the technology license agreement. We do not anticipate generating significant revenues from sales of our products, if approved, for at least several years, if at all. All of our product candidates are in development and none have been approved for commercial sale. We expect to increase our operating expenses over the next several years as we expand clinical trials for our product candidates currently in clinical development, including Menerba and Bezielle, advance our other women’s health and anticancer product candidates into clinical trials, expand our research and development activities, and seek regulatory approvals and eventually engage in commercialization activities in anticipation of potential FDA approval of our product candidates. Because of the numerous risks and uncertainties associated with developing our product candidates and their potential for commercialization, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and sustain profitability, the market value of our common stock will likely decline and we may not be able to continue as a going concern.

We have a limited operating history and are considered a development stage company.

We are considered a development stage company for accounting purposes because we have not generated any material revenues to date. Accordingly, we have limited relevant operating history upon which an evaluation of our performance and prospects can be made. We are subject to all of the business risks associated with a new enterprise, including risks of unforeseen capital requirements, failure of market acceptance, failure to establish business relationships and competitive disadvantages as against larger and more established companies.

Our product development and commercialization involves a number of uncertainties, and we may never generate sufficient revenues from the sale of potential products to become profitable.

We have generated no significant revenues to date. To generate revenue and to achieve profitability, we must successfully develop, clinically test, market and sell our potential products. Even if we generate revenue and successfully achieve profitability, we cannot predict the level of that profitability or whether it will be sustainable. We expect that our operating results will fluctuate from period to period as a result of differences in when we incur expenses and receive revenues from sales of our potential products, collaborative arrangements and other sources. Some of these fluctuations may be significant.

All of our products in development will require extensive additional development, including preclinical testing and human studies, as well as regulatory approvals, before we can market them. We cannot predict if or when any of the products we are developing or those being co-developed with us will be approved for marketing. There are many reasons that we or our collaborative partners may fail in our efforts to develop our potential products, including the possibility that:

•	preclinical testing or human studies may show that our potential products are ineffective or cause harmful side effects;

•	the products may fail to receive necessary regulatory approvals from the FDA or foreign authorities in a timely manner, or at all;

•	the products, if approved, may not be produced in commercial quantities or at reasonable costs;

•	the potential products, once approved, may not achieve commercial acceptance;

•	regulatory or governmental authorities may apply restrictions to our potential products, which could adversely affect their commercial success; or

•	the proprietary rights of other parties may prevent us or our partners from marketing our potential products.

Our drug development programs will require substantial additional future funding which could hurt our operational and financial condition.

Our drug development programs require substantial additional capital to successfully complete them, arising from costs to:

•	conduct research, preclinical testing and human studies;

•	establish pilot scale and commercial scale manufacturing processes and facilities; and

•	establish and develop quality control, regulatory and administrative capabilities to support these programs.

Our future operating and capital needs will depend on many factors, including the following:

•	the pace of scientific progress in our research and development programs and the magnitude of these programs;

•	the scope and results of preclinical testing and human studies;

•	the time and costs involved in obtaining regulatory approvals;

•	the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	competing technological and market developments;

•	our ability to establish additional collaborations;

•	changes in our existing collaborations;

•	the cost of manufacturing scale-up; and

•	the effectiveness of our commercialization activities.

We base our outlook regarding the need for funds on many uncertain variables. Such uncertainties include regulatory approvals, the timing of events outside our direct control such as negotiations with potential strategic partners and other factors. Any of these uncertain events can significantly change our cash requirements as they determine such one-time events as the receipt of major milestones and other payments.

If additional funds are required to support our operations and we are unable to obtain them on favorable terms, we may be required to cease or reduce further development or commercialization of our potential products, to sell some or all of our technology or assets or to merge with another entity.

Our potential products face significant regulatory hurdles prior to marketing which could delay or prevent sales. These regulatory hurdles include both clinical development requirements and manufacturing and quality control (CMC) requirements.

Before we obtain the approvals necessary to sell any of our potential products, we must show through preclinical studies and human testing that each potential product is safe and effective. We have a number of products moving toward or currently in clinical trials. Failure to show any potential product’s safety and effectiveness would delay or prevent regulatory approval of the product and could adversely affect our business. The clinical trial process is complex and uncertain. The results of preclinical studies and initial clinical trials may not necessarily predict the results from later large-scale clinical trials. In addition, clinical trials may not demonstrate a potential product’s safety and effectiveness to the satisfaction of the regulatory authorities. A number of companies have suffered significant setbacks in advanced clinical trials or in seeking regulatory approvals, despite promising results in earlier trials.

The rate at which we complete our clinical trials depends on many factors, including our ability to obtain adequate supplies of the potential products to be tested and patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in patient enrollment may result in increased costs and longer development times. In addition, future collaborative partners may have rights to control product development and clinical programs for products developed under the collaborations. As a result, these collaborators may conduct these programs more slowly or in a different manner than we had expected. Even if clinical trials are completed, we or our collaborative partners still may not apply for FDA approval in a timely manner or the FDA still may not grant approval.

In addition, the process development and manufacturing of potential products is subject to extensive government regulation, including by the FDA, DEA and state and other territorial authorities. The FDA administers processes to assure that marketed products are safe, effective, and consistently uniform, of high quality and marketed only for approved indications. These quality assurance processes are complex and difficult for a new company to implement. Failure to comply with applicable regulatory requirements can result in sanctions up to the suspension of regulatory approval as well as civil and criminal sanctions. A number of companies have suffered significant setbacks in clinical development and in seeking regulatory approvals, despite their best efforts in the development of quality systems.

Failure to obtain regulatory approvals in foreign jurisdictions would prevent us from marketing our products internationally.

We intend to have our product candidates marketed outside the United States. In order to market products in the European Union, Asia and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. We may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The approval procedure varies among countries and can involve additional and costly clinical testing and data review. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. The failure to obtain these approvals could harm our business and result in decreased revenues.

We expect to rely heavily on collaborative relationships and termination of any of these programs could reduce the financial resources available to us, including research funding and milestone payments.

Our strategy for developing and commercializing many of our potential products, including products aimed at large markets, includes entering into collaborations with corporate partners, licensors, licensees and others.

These collaborations may provide us with funding and research and development resources for potential products. These agreements also may give our collaborative partners significant discretion when deciding whether or not to pursue any development program. Our collaborations may not be successful.

In addition, our collaborators may develop drugs, either alone or with others, which compete with the types of drugs they currently are developing with us. This could result in less support and increased competition for our programs. If any of our collaborative partners breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully, our product development under these agreements may be delayed or terminated.

We may have disputes in the future with our collaborators, including disputes concerning who owns the rights to any technology developed. These and other possible disagreements between us and our collaborators could delay our ability and the ability of our collaborators to achieve milestones or our receipt of other payments. In addition, any disagreements could delay, interrupt or terminate the collaborative research, development and commercialization of certain potential products, or could result in litigation or arbitration. The occurrence of any of these problems could be time-consuming and expensive and could adversely affect our business.

There is a substantial risk of product liability claims in our business. If we are unable to obtain sufficient insurance, a product liability claim against us could adversely affect our business.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face even greater risks upon any commercialization by us of our product candidates. We have product liability insurance covering our clinical trials at a level appropriate for the industry, which we currently believe is adequate to cover any product liability exposure we may have. Clinical trial and product liability insurance is volatile and may become increasingly expensive. As a result, we may be unable to obtain sufficient insurance or increase our existing coverage at a reasonable cost to protect us against losses that could have a material adverse effect on our business. An individual may bring a product liability claim against us if one of our products or product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any product liability claim brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;

•	an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, or at all;

•	withdrawal of clinical trial volunteers or patients;

•	damage to our reputation and the reputation of our products, resulting in lower sales;

•	regulatory investigations that could require costly recalls or product modifications;

•	litigation costs; and/or

•	the diversion of management’s attention from managing our business.

Claims relating to any improper handling, storage or disposal of biological and hazardous materials by us could be time-consuming and costly.

Our research and development activities in our Aurora, Colorado and Emeryville, California facilities involve the controlled storage, use and disposal of hazardous materials. We are subject to government regulations relating to the use, manufacture, storage, handling and disposal of hazardous materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result or we could be penalized with fines, and any liability could exceed the limits of or fall outside our insurance coverage. We may not be able to maintain insurance on acceptable terms, or at all. Further, we could be required to incur significant costs to comply with current or future environmental laws and regulations.

If we cannot maintain manufacturing arrangements with third parties on acceptable terms, or if these third parties do not perform as agreed, the development or marketing of our product candidates could be delayed or otherwise materially and adversely affected.

We do not have any commercial manufacturing experience, nor do we currently have any commercial manufacturing facilities. We currently rely upon third-party manufacturers to provide significant portions of our supply chain for our drug-product. We depend on these third-party manufacturers to perform their obligations in a timely manner and in accordance with applicable governmental regulations. Our third-party manufacturers may encounter difficulties with meeting our requirements, including problems involving:

•	inconsistent production yields;

•	poor quality control and assurance or inadequate process controls; and/or

•	lack of compliance with regulations set forth by the FDA or other foreign regulatory agencies.

These contract manufacturers may not be able to manufacture for us at a cost or in quantities necessary to make them commercially viable. We also have no control over whether third-party manufacturers breach their agreements with us or whether they may terminate or decline to renew agreements with us. To date, our third party manufacturers have met our manufacturing requirements, but we cannot assure you that they will continue to do so. Furthermore, changes in the manufacturing process or procedure, including a change in the location where the drug is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval in accordance with the FDA’s current Good Manufacturing Practices, or cGMPs. There are comparable foreign requirements. This potential review may be costly and time-consuming and could delay or prevent the launch of a product. The FDA or similar foreign regulatory agencies at any time may also implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products. If we or our contract manufacturers are unable to comply, we or they may be subject to regulatory action, civil actions or penalties.

If we cannot rely on third-party manufacturers, we will be required to incur significant costs and devote significant efforts to establish our own manufacturing facilities and capabilities. If we are unable to enter into agreements with additional manufacturers on commercially reasonable terms, or if there is poor manufacturing performance on the part of our third party manufacturers, we may not be able to complete development of, or market, our product candidates.

If we lose the services of our co-founders who serve as directors and officers of our company, our operations could be disrupted and our business could be harmed.

Our business plan relies significantly on the continued services of our co-founders, Isaac Cohen and Mary Tagliaferri. If we were to lose the services of one or both of them, our ability to continue to execute our business plan could be materially impaired. Neither Mr. Cohen nor Dr. Tagliaferri has indicated they intend to leave our company, and we are not aware of any facts or circumstances that suggest either of them might leave us.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to annually furnish a report by our management on our internal control over financial reporting. Such report must contain, among other matters, an assessment by our principal executive officer and our principal financial officer on the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective as of the end of our fiscal year. This assessment must include disclosure of any material weakness in our internal control over financial reporting identified by management. Performing the system and process documentation and evaluation needed to comply with Section 404 is both costly and challenging. In the future if any material weaknesses are identified in our internal control over financial reporting, neither our management nor our independent registered public accounting firm will be able to assert that our internal control over financial reporting or our disclosure controls and procedures are effective, and we could be required to further implement expensive and time-consuming remedial measures. We cannot be certain that any measures we take will ensure that we implement and maintain adequate internal control over financial reporting and that we will remediate any material weaknesses. We have used third-party contractors to maintain effective internal control over financial reporting since 2007. However, if we fail to maintain effective internal control over financial reporting or disclosure controls and procedures, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the Securities and Exchange Commission, or SEC, NASDAQ or other regulatory authorities.

The current global economic environment poses severe challenges to our business strategy, which relies on access to capital from the markets and our collaborators, and creates other financial risks for us.

The global economy, including credit markets and the financial services industry, has been experiencing a period of substantial turmoil and uncertainty. These conditions have generally made equity and debt financing more difficult to obtain, and may negatively impact our ability to complete financing transactions. The duration and severity of these conditions is uncertain, as is the extent to which they may adversely affect our business and the business of current and prospective collaborators and vendors. If the global economy does not improve or worsens, we may be unable to secure additional funding to sustain our operations or to find suitable partners to advance our internal programs, even if we receive positive results from our research and development or business development efforts.

We maintain a portfolio of investments in marketable debt securities which are recorded at fair value. Although we have established investment guidelines relative to diversification and maturity with the objectives of maintaining safety of principal and liquidity, credit rating agencies may reduce the credit quality of our individual holdings which could adversely affect their value. Lower credit quality and other market events, such as changes in interest rates and further deterioration in the credit markets, may have an adverse effect on the fair value of our investment holdings and cash position.

Our operations might be interrupted by the occurrence of a natural disaster or other catastrophic event.

Our corporate headquarters are located at a single business park in Emeryville, California. Important documents and records, including copies of our regulatory documents and other records for our product candidates, are located at our facilities and we depend on our facilities for the continued operation of our business. Natural disasters and other catastrophic events, such as wildfires and other fires, earthquakes and extended power interruptions, which have not severely impacted Emeryville businesses in the past, and terrorist attacks, drought or flood, could significantly disrupt our operations and result in additional, unplanned expense. As a small company, we have a limited capability to establish and maintain a comprehensive disaster recovery program. Any significant natural disaster or catastrophic event could delay our development and commercialization efforts. Even though we believe we carry commercially reasonable insurance, we might suffer losses that exceed the coverage available under these insurance policies. In addition, we are not insured against terrorist attacks or earthquakes.

We may be negatively impacted by the effects of climate change.

With respect to the impacts of climate change, we have no means of assessing or determining whether climate change is a known trend likely to come to fruition with a material impact on us. If climate change were to have an impact on our results of operations, the physical impacts of climate change could have an adverse effect on the sourcing of our raw materials. We may be required to pay more for the raw materials and/or move to alternative suppliers in new geographical areas.

Risks Relating to Our Products, Technology and Know-how

Our products, if and when any of them are approved, could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements, or if such products exhibit unacceptable problems.

Any product for which we obtain marketing approval, together with the manufacturing processes, and advertising and promotional activities for such product, will be subject to continued regulation by the FDA and other regulatory agencies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Any adverse effects observed after the approval and marketing of a product candidate could result in the withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any, to short-term use. Later discovery of previously unknown problems with our products or their manufacture, or failure to comply with regulatory requirements, may result in one or more of the following:

•	restrictions on such products or manufacturing processes;

•	withdrawal of the products from the market;

•	voluntary or mandatory recalls;

•	fines;

•	suspension of regulatory approvals;

•	product seizures; or

•	injunctions or the imposition of civil or criminal penalties.

If we are slow to adapt, or unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we may lose marketing approval for them when and if any of them are approved, resulting in decreased revenue from milestones, product sales or royalties.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or if they obtain marketing approval for their products before we do, our commercial opportunity will be reduced or eliminated.

The pharmaceutical and biotechnology industry is highly competitive. Pharmaceutical and biotechnology companies are under increasing pressure to develop new products, particularly in view of lengthy product development and regulatory timelines, expiration of patent protection and recent setbacks experienced by several products previously approved for marketing. We compete with many companies that are developing therapies for the symptoms of menopause and the treatment of cancer. Several companies are developing products with technologies that are similar to ours. We also face competition in therapies for the symptoms of menopause from over-the-counter (OTC) dietary supplements. Many of our competitors may have greater financial and human resources or more experience in research and development than we have, and they may have established sales, marketing and distribution capabilities. If we or our collaborators receive regulatory approvals for our product candidates, some of our products will compete with well-established, FDA-approved therapies that have generated substantial sales over a number of years. In addition, we will face competition based on many different factors, including the following:

•	the safety and effectiveness of our products;

•	the timing and scope of regulatory approvals for these products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	the effectiveness of our or our collaborator’s marketing and sales capabilities;

•	the price of our products;

•	the availability and amount of third-party reimbursement; and

•	the strength of our patent position.

We also anticipate that we will face increased competition in the future as new companies enter our target markets and scientific developments surrounding cancer therapies and drugs for menopause continue to accelerate. Competitors may develop more effective or more affordable products, or may achieve patent protection or commercialize products before us or our collaborators. In addition, the health care industry is characterized by rapid technological change. New product introductions, technological advancements, or changes in the standard of care for our target diseases could make some or all of our products obsolete.

Our lead product candidate for the treatment of menopausal symptoms, Menerba, would be expected to compete with postmenopausal hormone replacement therapy which has been the primary treatment of menopausal symptoms such as hot flashes. Leading hormonal agents include Premarin and Prempro by Wyeth Pharmaceuticals, Cenestin, Estradiol (generic) and Medroxy-Progesterone Acetate by Barr Pharmaceuticals, and Ogen, Provera and Estring by Pfizer. In addition, Menerba may be expected to compete with newer generation anti-depressants used to treat hot flash frequency, such as desvenlafaxine by Wyeth, fluoxetine by Eli Lilly and paroxetine by GlaxoSmithKline. The makers of these hormonal agents would compete directly with us relative to Menerba. Menerba may also face competition from over-the-counter dietary supplements.

While we are developing Menerba to minimize many of the risks associated with long-term use of HT that have been observed in recent studies, further clinical testing of this product candidate has yet to be completed. In addition, certain hormone therapies may have advantages relative to Menerba, which may include greater efficacy and lower cost.

We will face uncertainty in any commercialization of our product candidates relating to coverage, pricing and reimbursement due to health care reform and heightened scrutiny from third-party payers, which may make it difficult or impossible to sell our product candidates on commercially reasonable terms.

Sales of prescription drugs depend significantly on access to the formularies, or lists of approved prescription drugs, of third-party payers such as government and private insurance plans, as well as the availability of reimbursement to the consumer from these third party payers. These third party payers frequently require drug companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for medical products and services. Our potential products may not be considered cost-effective, may not be added to formularies and reimbursement to the consumer may not be available or sufficient to allow us to sell our potential products on a competitive basis.

In addition, the efforts of governments and third-party payers to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies such as us. A number of legislative and regulatory proposals to change the health care system have been discussed in recent years, including price caps and controls for pharmaceuticals. These proposals could reduce or cap the prices for our potential products or reduce government reimbursement rates for such products. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on drug pricing. We cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts may have on our business. The announcement or adoption of such proposals or efforts could adversely affect our business.

Failure to secure patents and other proprietary rights or challenges to those patents and rights may significantly hurt our business.

Our success will depend on our ability to obtain and maintain patents and proprietary rights for our potential products and to avoid infringing on the proprietary rights of others, both in the United States and in foreign countries. Patents may not be issued from any of these applications currently on file, or, if issued, may not provide sufficient protection.

At present, we have 126 patent applications pending in the United States Patent and Trademark Office, as well as in the Patent Cooperation Treaty, the European Patent Office, Japan, and other markets. One patent (US 7482029 B1) for Menerba, entitled “Composition for Treatment of Menopause”, was issued on March 29, 2006. Another patent (US 7700136), for Bezielle, entitled “Scutellaria barbata Extract for the Treatment of Cancer”, was issued on April 20, 2010. Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and technical questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or have licensed. In addition, others may challenge, seek to invalidate, infringe, or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us.

Several drug companies and research and academic institutions have developed technologies, filed patent applications, or received patents for technologies that may be related to our business. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use, or sell any of our potential products. For example, US patent applications may be kept confidential while pending in the Patent and Trademark Office and patent applications filed in foreign countries are often first published six months or more after filing. Any conflicts resulting from the patent rights of others could limit our ability to obtain meaningful patent protection. If other companies obtain patents with conflicting claims, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. We may not be able to obtain any such licenses on acceptable terms, or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our potential products.

We may also need to initiate litigation, which could be time-consuming and expensive, to enforce our proprietary rights or to determine the scope and validity of others’ rights. If any of our competitors have filed patent applications in the United States which claim technology we also have invented, the Patent and Trademark Office may require us to participate in expensive interference proceedings to determine who has the right to a patent for the technology.

If third parties successfully assert that we have infringed their patents and proprietary rights or challenge the validity of our patents and proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and delay or prevent the development of our product candidates.

The manufacture, use, or sale of our potential products may infringe on the patent rights of others. Any litigation to determine the scope and validity of such third party patent rights would be time-consuming and expensive. If we are found to infringe on the patent or intellectual property rights of others, we may be required to pay damages, stop the infringing activity, or obtain licenses covering the patents or other intellectual property in order to use, manufacture, or sell our products. Any required license may not be available to us on acceptable terms or at all. If we succeed in obtaining these licenses, payments under these licenses would reduce any earnings from our products. In addition, some licenses may be non-exclusive and, accordingly, our competitors may have access to the same technology as that which is licensed to us. If we fail to obtain a required license or are unable to alter the design of our product candidates to make the licenses unnecessary, we may be unable to commercialize one or more of them, which could significantly affect our ability to achieve, sustain, or grow our commercial business.

If we are unable to protect our trade secrets, we may be unable to protect our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

In an effort to protect our unpatented proprietary technology, processes, and know-how, we require our employees, consultants, collaborators, and advisors to execute confidentiality agreements. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and we may not become aware of, or have adequate remedies in the event of, any such breach. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators, or advisors have previous employment or consulting relationships. Also, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

Our product candidates may have difficulties with market acceptance even after FDA approval.

Even if we receive regulatory approvals for the commercial sale of our product candidates, the commercial success of these products will depend on, among other things, their acceptance by physicians, patients, third-party payers and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business. Market acceptance of, and demand for, any product candidate that we may develop and commercialize will depend on many factors, including the following:

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of side effects or other reactions;

•	the convenience and ease of use;

•	availability, relative cost and relative efficacy of alternative and competing products and treatments;

•	the effectiveness of our marketing and distribution strategy;

•	the publicity concerning our products or competing products and treatments; and

•	our ability to obtain third-party insurance coverage and adequate payment levels.

If our product candidates do not become widely accepted by physicians, patients, third-party payers and other members of the medical community, we may be unable to achieve profitability.

Risks Related to Our Common Stock

We require substantial additional capital to continue development of our product candidates, which may not be available on commercially acceptable terms. We cannot be certain that funds will be available and, if they are not available, we may not be able to continue as a going concern which may result in actions that could adversely impact our stockholders.

We will require substantial capital resources in order to conduct our operations and develop our therapeutic products, and we do not expect that our current cash and cash equivalents will be sufficient to fund our operating and capital needs beyond the first quarter of 2011.

Additional financing through grants, strategic collaborations, public or private equity financings or other financing sources may not be available on acceptable terms, or at all. The interest of the public and private equity markets to any proposed financing is substantially affected by the general economic, market and political climate and by other factors which are unpredictable and over which we have no control. Additional equity financings, if we obtain them, could result in significant dilution to current shareholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates, or products that we would otherwise seek to develop and commercialize ourselves.

To conserve funds, we may pursue less expensive but higher-risk development paths or suspend some or all development activity. Historically, we have limited our product development activities to the minimum we felt was sufficient to support our development and commercialization goals, in particular, with respect to Menerba. While we successfully completed Phase 2 clinical trials of Menerba without extensive product development experience, we may lack the information and resources necessary to complete product development of Menerba or any of our other products and may be unable to manufacture any of them successfully on a commercially-viable scale. If we are unable to complete our product development, we may be unable to effectively commercialize our products, if approved. Even with the anticipated proceeds of this offering, we may be unable to achieve the commercialization of our intended products.

If we are unable to raise sufficient additional capital, we may seek to merge with or be acquired by another company and that transaction may adversely affect our business and the value of our securities.

If we are unable to raise sufficient additional capital, we may seek to merge with another company with a stronger cash position, complementary work force, or product candidate portfolio or for other reasons. We believe the market price for our common stock may not accurately reflect the value of our business. While we will continue to seek to maximize the value of our business to our stockholders, the most attractive option for doing so may require us to consummate a transaction involving an exchange of our common stock with that of another company. There are numerous risks associated with merging or being acquired. These risks include, among others, incorrectly assessing the quality of a prospective acquirer or merger-partner, encountering greater than anticipated costs in integrating businesses, facing resistance from employees and being unable to profitably deploy the assets of the new entity. The operations, financial condition, and prospects of the post-transaction entity depend in part on our and our acquirer/merger-partner’s ability to successfully integrate the operations related to our product candidates, business and technologies. We may be unable to integrate operations successfully or to achieve expected cost savings and any cost savings which are realized may be offset by losses in revenues or other charges to operations. As a result, our stockholders may not realize the full value of their investment.

If our securities are removed from NASDAQ listing, you may have more difficulty purchasing and selling our common stock.

Our securities are currently listed and traded on The NASDAQ Capital Market. To maintain our listing, we must meet NASDAQ’s continued listing standards, including minimum stockholders’ equity, number of stockholders, and bid price. As previously disclosed in our filings with the SEC, on September 15, 2009, we received a letter from The NASDAQ Stock Market stating that we were not in compliance with NASDAQ listing rules because we failed to maintain a minimum bid price of $1.00 per share. NASDAQ granted us a period of 180 calendar days to regain compliance. On March 16, 2010, we received a letter granting us an additional 180 calendar day compliance period.

In August of 2010, we effectuated a 5:1 reverse stock split in order to regain compliance with NASDAQ’s minimum bid price. On September 15, 2010, we received a letter from The NASDAQ Stock Market indicating that we had regained compliance with NASDAQ. However, there can be no assurance that we will be able to maintain the bid price of our common stock at or above $1.00 and comply with the continued listing standards in the future. If we are delisted from The NASDAQ Capital Market, we may not be able to secure listing on other exchanges or quotation systems. If our stock were delisted from The NASDAQ Capital Market, we believe that investors would have significantly less liquidity and more difficulty purchasing and selling shares of our common stock, which could have a material adverse effect on the market price of our common stock.

If our common stock were delisted from The NASDAQ Capital Market and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

If our common stock were removed from listing with The NASDAQ Capital Market, it may be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our common stock was delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock on the secondary market. Investors in penny stocks should be prepared for the possibility that they may lose their whole investment.

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock has been volatile, and fluctuates widely in price in response to various factors which are beyond our control. The price of our common stock is not necessarily indicative of our operating performance or long term business prospects. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. During the period from January 1, 2005 to December 15, 2010, the lowest and highest reported trading prices of our common stock on The NASDAQ Capital Market, or for periods before May 29, 2007, as reported on the OTC Bulletin Board, were $0.55 and $34.00 (in each case, as adjusted to reflect the 1 for 5 reverse stock split on August 30, 2010). Factors such as the following could cause the market price of our common stock to fluctuate substantially:

•	the results of research or development testing of our or our competitors’ products;

•	technological innovations related to diseases we are studying;

•	new commercial products introduced by our competitors;

•	government regulation of our industry;

•	receipt of regulatory approvals by our competitors;

•	our failure to receive regulatory approvals for products under development;

•	developments concerning proprietary rights; or

•	litigation or public concern about the safety of our products.

The stock market in general has recently experienced extreme price and volume fluctuations. In particular, market prices of securities of drug development companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Price volatility might be worse if the trading volume of our common stock is low.

In August 2010, we implemented a 1-for-5 reverse split of our common stock to address The Nasdaq Capital Market’s continuing listing requirement that our stock price exceed $1.00. Subsequently, we were informed by The Nasdaq Capital Market that we had resolved such continuing listing deficiency. Even though, currently, we are in compliance with The Nasdaq Capital Market continued listing standards, there is no assurance that we will continue to maintain compliance with such standards.

Our principal stockholders have significant voting power and may take actions that may not be in the best interest of other stockholders.

Our officers, directors, and principal stockholders control approximately 16% of our currently outstanding common stock. This concentration of ownership may not be in the best interests of all our stockholders. If these stockholders act together, they may be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.

There may be sales of our stock by our executive officers and directors, and these sales could adversely affect our stock price.

Sales of our stock by our executive officers and directors, or the perception that such sales may occur, could adversely affect the market price of our stock. None of our executive officers have adopted trading plans under SEC Rule 10b5-1 to dispose of a portion of their stock. Any of our executive officers or directors may adopt such trading plans in the future.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions of our certificate of incorporation, bylaws, and provisions of applicable Delaware law may discourage, delay, or prevent a merger or other change in control that a stockholder may consider favorable.

Pursuant to our certificate of incorporation, our board of directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, if in the due exercise of fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by any of the following:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;

•	putting a substantial voting bloc in institutional or other hands that might undertake to support the incumbent board of directors; or

•	effecting an acquisition that might complicate or preclude the takeover.

Our certificate of incorporation also allows our board of directors to fix the number of directors in the by-laws. Cumulative voting in the election of directors is specifically denied in our certificate of incorporation. The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder may determine to be in his, her or its best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

We also are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation’s voting stock. This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

We do not anticipate paying cash dividends for the foreseeable future, and therefore investors should not buy our stock if they wish to receive cash dividends.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

A significant number of our shares are eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. As of December 15, 2010, we have four effective registration statements registering the resale of up to 37,573,108 shares of our outstanding common stock and shares of common stock issuable upon exercise of warrants, which represents a majority of our currently outstanding shares of common stock. As additional shares of our common stock become available for resale in the public market pursuant to that registration statement, and otherwise, the supply of our common stock will increase, which could decrease its price. Some or all of such shares of common stock may be offered from time to time in the open market and these sales may have a depressive effect on the market for our shares of common stock.

Risks Relating to this Offering

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

We currently intend to use the net proceeds of this offering to initiate a Phase 3 clinical trial for Menerba and for general corporate purposes, including capital improvements for manufacturing capacity, working capital and other Menerba non-clinical and clinical trials. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.

Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on an assumed offering price of $[            ] per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of approximately ($[            ]) per share in the net tangible book value of the common stock. See the section entitled “Dilution” in this prospectus for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

There is no public market for the warrants to purchase common stock being sold in this offering.

There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply for listing the warrants on any securities exchange or for quotation on The NASDAQ Capital Market. Without an active market, the liquidity of the warrants will be limited.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on current management expectations. Statements other than statements of historical fact included in this prospectus, including statements about us and the future of our respective clinical trials, research programs, product pipelines, current and potential corporate partnerships, licenses and intellectual property, the adequacy of capital reserves and anticipated operating results and cash expenditures, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus the words “anticipate,” “objective,” “may,” “might,” “should,” “could,” “can,” “intend,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan” or the negative of these and similar expressions identify forward-looking statements. These statements reflect our current views with respect to uncertain future events and are based on imprecise estimates and assumptions and subject to risk and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in those forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this prospectus for a variety of reasons.

We have included more detailed descriptions of these risks and uncertainties and other risks and uncertainties applicable to our business in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and include, among others:

•	current or future financial performance;

•	management’s plans and objectives for future operations;

•	uncertainties associated with product research and development;

•	clinical trials and results;

•	uncertainties associated with dependence upon the actions of our collaborators and of government regulatory agencies;

•	product plans and performance;

•	management’s assessment of market factors; and

•	statements regarding our strategy and plans and those of our strategic partners.

We urge investors to review carefully the section of this prospectus entitled “Risk Factors” in evaluating the forward-looking statements contained in this prospectus. We caution investors not to place significant reliance on forward-looking statements contained in this document; such statements need to be evaluated in light of all the information contained herein.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the risk factors and other cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation, and we do not intend, to update any forward-looking statement, whether as result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of the securities offered by us in this offering will be approximately $[            ], after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriter’s option to purchase additional units is exercised in full, our net proceeds will be approximately $[            ] million. These amounts do not include the proceeds which we may receive in connection with the exercise of the warrants. We cannot predict when or if the warrants will be exercised, and it is possible that the warrants may expire and never be exercised.

We currently intend to use the net proceeds of this offering to initiate a Phase 3 clinical trial for Menerba and for general corporate purposes, including capital improvements for manufacturing capacity, working capital and other Menerba non-clinical and clinical trials. We have estimated that the cost for the first Phase 3 clinical trial for Menerba to be approximately $25 million.

The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount and timing of the proceeds from this offering. Expenditures will also depend upon the availability of additional financing and other factors. Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of securities.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the proceeds from this offering. Accordingly, we will retain broad discretion over the use of such proceeds.

MARKET PRICE OF OUR COMMON STOCK

Our common stock is listed on The NASDAQ Capital Market under the ticker symbol “BNVI.” On December 15, 2010, the last reported sale price per share of our common stock was $1.26 per share.

The following table sets forth the actual high and low sale prices of our common stock for the periods prior to our 1-for-5 reverse stock split of our outstanding common stock on August 30, 2010:

	Fiscal 2010		Fiscal 2009		Fiscal 2008
	High	Low	High	Low	High	Low
First Quarter	$0.76	$0.38	$0.40	$0.18	$2.15	$1.12
Second Quarter	$0.63	$0.38	$0.95	$0.22	$1.55	$0.76
Third Quarter(1)	$0.46	0.35	$1.15	$0.36	$1.49	$0.70
Fourth Quarter	—	—	$0.79	$0.34	$0.93	$0.17

(1)	Through August 30, 2010.

The following table sets forth the adjusted high and low sale prices of our common stock, which adjusts the actual high and low sale prices of the previous table (as if our 1-for-5 reverse stock split occurred on January 1, 2008) for comparison purposes to the actual high and low sale prices of our common stock for the periods after our 1-for-5 reverse stock split of our outstanding common stock on August 30, 2010.

	Fiscal 2010		Fiscal 2009		Fiscal 2008
	High	Low	High	Low	High	Low
First Quarter	$3.80	$1.90	$2.00	$0.90	$10.75	$5.60
Second Quarter	$3.15	$1.90	$4.75	$1.10	$7.75	$3.80
Third Quarter	$2.35	1.03	$5.75	$1.80	$7.45	$3.50
Fourth Quarter(1)	$1.79	0.88	$3.95	$1.70	$4.65	$0.85

(1)	Through December 15, 2010.

DIVIDEND POLICY

Our Board of Directors sets our dividend policy. Our Board of Directors has never declared or paid any cash dividends on our common stock and does not intend to declare cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, but we may determine in the future to declare or pay cash dividends on our common stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, and any other factors our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010:

•	on an actual basis; and

•

on an as adjusted basis to reflect our sale of shares in this offering at an assumed offering price of $[            ] per share (the last reported sale price of our common stock on [                    ], 2010), after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and the application of the net proceeds from our sale of common stock in this offering.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in, or incorporated by reference into, this prospectus.

Assumed offering price per share	$	[	]
Net tangible book value per share as of September 30, 2010		$0.40
Increase per share attributable to new investors	$	[	]
As-adjusted net tangible book value per share after this offering	$	[	]
Dilution per share to new investors	$	[	]

The foregoing capitalization information is based on 21,802,842 shares outstanding as of September 30, 2010 and excludes options and warrants outstanding as of that date representing the right to purchase a total of approximately 9,545,249 shares of common stock at a weighted average exercise price of approximately $6.43 per share. As of December 15, 2010, 24,530,112 shares are outstanding, excluding options and warrants outstanding as of that date representing the right to purchase a total of approximately 11,770,200 shares of common stock at a weighted average exercise price of approximately $5.53 per share.

DILUTION

Our net tangible book value as of September 30, 2010 was approximately $8,619,000, or $0.40 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to the sale by us of the full $[            ] million of common stock that may be offered in this offering at a public offering price of $[            ] per share and after deducting estimated offering commissions and expenses payable by us, as-adjusted net tangible book value as of September 30, 2010 would have been approximately $[            ] million, or $[            ] per share of common stock. This represents an immediate increase in the net tangible book value of $[            ] per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of ($[            ]) per share to new investors. The following table illustrates this hypothetical per share dilution:

Assumed offering price per share	$	[	]
Net tangible book value per share as of September 30, 2010		$0.40
Increase per share attributable to new investors	$	[	]
As-adjusted net tangible book value per share after this offering	$	[	]
Dilution per share to new investors	$	[	]

Investors that acquire additional shares of common stock through the exercise of the warrants offered hereby may experience additional dilution depending on our net tangible book value at the time of exercise.

The foregoing dilution information is based on 21,802,842 shares outstanding as of September 30, 2010 and excludes options and warrants outstanding as of that date representing the right to purchase a total of approximately 9,545,249 shares of common stock at a weighted average exercise price of approximately $6.43 per share. As of December 15, 2010, 24,530,112 shares are outstanding, excluding options and warrants outstanding as of that date representing the right to purchase a total of approximately 11,770,200 shares of common stock at a weighted average exercise price of approximately $5.53 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows our selected consolidated financial and operating data for each of the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005, for the cumulative period since inception (February 1, 2002) through December 31, 2009, and for the nine months ended September 30, 2010 and 2009. The selected consolidated statements of financial data for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 and for the cumulative period since inception (February 1, 2002) through December 31, 2009, are derived from our audited consolidated financial statements prepared in accordance with GAAP, which are incorporated by reference in this prospectus. The selected statement of financial and operating data as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 have been derived from our unaudited financial statements, which are incorporated by reference in this prospectus and include, in management’s opinion, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of our results for any future period.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in, or incorporated by reference into, this prospectus.

	Year Ended December 31,					Accumulated from February 1, 2002 (Date of inception) to December 31,	Nine Months Ended September 30,
	2009	2008	2007	2006	2005	2009	2010	2009
	(in thousands, except per share data)
							(unaudited)
Statements of Operations Data:
Revenues	$288	$233	$582	$15	$15	$1,180	$82	$162
Operating expenses:
Research and development	12,499	11,416	9,938	4,021	1,535	39,706	10,807	9,493
General and administrative	4,053	6,097	4,284	1,799	1,056	17,602	2,627	3,110
Merger cost	—	—	—	—	1,964	1,964	—	—

Total operating expenses	16,552	17,513	14,222	5,820	4,555	59,272	13,434	12,603

Loss from operations	(16,264)	(17,280)	(13,640)	(5,805)	(4,540)	(58,092)	(13,352)	(12,441)
Change in fair value of warrant liability	—	—	—	—	831	831	—	—
Interest income	84	730	850	261	148	2,074	16	75
Interest expense	(95)	(129)	(87)	(47)	(74)	(460)	(33)	(77)
Other expense	(88)	(17)	(21)	(24)	(2)	(153)	(38)	(85)

Loss before income tax	(16,363)	(16,696)	(12,898)	(5,615)	(3,637)	(55,800)	(13,407)	(12,528)
Income tax provision	(1)	(4)	(3)	(3)	(1)	(14)	(1)	(1)

Net loss	$(16,364)	$(16,700)	$(12,901)	$(5,618)	$(3,638)	$(55,814)	$(13,408)	$(12,529)

Basic and diluted net loss per common share	$(0.98)	$(1.09)	$(0.98)	$(0.56)	$(0.45)	$(5.89)	$(0.62)	$(0.82)

Shares used in computing basic and diluted net loss per common share	16,725	15,271	13,153	9,985	8,013	9,469	21,607	15,278

	As of December 31,					As of September 30,
	2009	2008	2007	2006	2005	2010
	(in thousands)
Balance Sheet Data:						(unaudited)
Cash, cash equivalents and short term investments	$15,934	$13,562	$33,296	$3,055	$6,448	$3,113
Working capital	$14,524	$12,166	$31,271	$2,153	$5,954	$1,446
Total assets	$24,149	$22,504	$38,165	$4,972	$7,094	$14,039
Long-term obligations	$217	$545	$526	$301	$240	$1,102
Accumulated deficit	$(55,814)	$(39,450)	$(22,750)	$(9,849)	$(4,231)	$(69,222)
Total shareholders’ equity (deficit)	$21,896	$19,632	$34,922	$3,496	$6,201	$9,836

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere and incorporated by reference in this prospectus. Statements made in this Item other than statements of historical fact, including statements about us and our subsidiaries and our respective clinical trials, research programs, product pipeline, current and potential corporate partnerships, licenses and intellectual property, the adequacy of capital reserves and anticipated operating results and cash expenditures, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“the Exchange Act”). As such, they are subject to a number of uncertainties that could cause actual results to differ materially from the statements made, including risks associated with the success of research and product development programs, the issuance and validity of patents, the development and protection of proprietary technologies, the ability to raise capital, operating expense levels and the ability to establish and retain corporate partnerships. We do not undertake any obligation to update forward-looking statements.

Overview

Our history began in February 2002 as a private company operating in California. Now Bionovo, Inc. is incorporated in the state of Delaware and became public through a reverse merger transaction between Bionovo Biopharmaceuticals, Inc. and Lighten Up Enterprises International, Inc. on April 6, 2005. Immediately following the reverse merger, the Company operated as Lighten Up Enterprises International, Inc. until June 29, 2005 when the Company assumed the name, Bionovo, Inc.

On April 6, 2005, Lighten Up Enterprises International, Inc. acquired all the outstanding shares of Bionovo Biopharmaceuticals, Inc. in exchange for 8,422,490 restricted shares of its common stock in a reverse triangular merger. The acquisition was accounted for as a reverse merger in which Bionovo Biopharmaceuticals, Inc. was deemed to be the accounting acquirer. Accordingly, the historical financial information presented herein is that of Bionovo Biopharmaceuticals, Inc. (as adjusted for any difference in the par value of each entity’s stock with an offset to capital in excess of par value). Financial information subsequent to the reverse merger is that of the merged entity, Bionovo, Inc.

Reverse Stock Split

In August 2010, we implemented a 1-for-5 reverse split of our common stock to address The Nasdaq Capital Market’s continuing listing requirement that our stock price exceed $1.00. Subsequently, we were informed by The Nasdaq Capital Market that we had resolved such continuing listing deficiency. Even though, currently, we are in compliance with The Nasdaq Capital Market continued listing standards, there is no assurance that we will continue to maintain compliance with such standards.

Business

We are a clinical stage drug discovery and development company focusing on women’s health and cancer, two large markets with significant unmet needs. Building on our understanding of the biology of menopause and cancer, we design new drugs derived from botanical sources which have novel mechanisms of action. Based on the results of our clinical trials and preclinical studies to date, we believe that we have discovered new classes of drug candidates with the potential to be leaders in their markets.

Our lead drug candidate, Menerba™ (formerly MF-101), represents a new class of receptor sub-type selective estrogen receptor modulator (“SERM”), for the treatment of vasomotor symptoms of menopause, or “hot flashes.” We have designed Menerba to selectively modulate estrogen receptor beta (“ERß”) and we believe it could provide a safe and effective alternative to existing Food and Drug Administration (“FDA”) approved therapies that have been observed to pose a significant risk to women for developing breast cancer, stroke, cardiovascular disease, blood clots and other serious diseases. In preclinical studies, Menerba does not lead to tumor formation in either breast or uterine tissues and it does not increase the risk for clotting. This characteristic, if confirmed in clinical testing, would differentiate Menerba from some existing therapies and other hormone-based therapies in clinical development. We announced the results in 2007 of our completed, multicenter, randomized, double-blinded, placebo-controlled Phase 2 trial, involving 217 women, which showed the higher of two Menerba doses tested was well tolerated and resulted in a statistically significant reduction of hot flashes after 12 weeks of treatment. In addition, treatment with the higher dose of Menerba led to a statistically significant reduction in nighttime awakenings when compared to placebo, which represents superior efficacy to existing non-hormonal therapies in development. We are seeking FDA approval to conduct further clinical testing at multiple clinical sites in the U.S. We believe that Menerba’s novel mechanism of action could lead to a more favorable safety profile than currently approved hormone therapies (“HT”) and other therapies under development and testing.

Although we are focusing our resources primarily on the development of Menerba, we have a diverse pipeline of additional clinical and preclinical drug candidates in both women’s health and cancer, which we may pursue if additional funding becomes available. As part of our pipeline, we are developing BezielleTM, an oral anticancer agent for advanced breast cancer. Unlike most other anticancer drugs and drug candidates, which try to control cancer through genomic and proteomic signaling pathways, Bezielle is designed to take advantage of a unique metabolism of cancer cells, with a well-characterized mechanism of action which leads to very selective tumor cell DNA damage and the death of cancer cells, without lasting harm to normal cells. This is accomplished by Bezielle’s secondary inhibition of glycolysis, a metabolic pathway on which cancer cells rely for energy production. Glycolysis inhibition leads to energy collapse in the cells and results in death of cancer cells. Since normal cells do not rely for the most part on glycolysis for energy production, they are not killed by Bezielle. Based on our clinical and pre-clinical studies, we believe that Bezielle may have a preferential effect on hormone-independent cancers, a subset with few treatment options. To date, 48 women with metastatic breast cancer have been treated with Bezielle in two separate Phase 1 clinical trials. As predicted by the mechanism of action, Bezielle had very limited toxicities with an extremely favorable tolerability profile. Moreover, Bezielle showed encouraging clinical activity among a cohort of women with metastatic breast cancer who had been heavily pretreated with other regimens. A Phase 2 trial has been approved by the FDA and the institutional review boards (“IRBs”) at several prestigious breast cancer clinical sites in the U.S. We are awaiting funding to commence this open-label, non-randomized trial in 80 women diagnosed with metastatic breast cancer who have failed no more than two prior chemotherapy regimens. We believe that Bezielle’s novel mechanism of action and favorable tolerability profile could lead to preferential use over existing drugs in the treatment of advanced breast cancer, and potentially in the broader, adjuvant care of breast cancer. We also plan to evaluate Bezielle for the treatment of other forms of cancer, including pancreatic cancer and adjuvant use in breast cancer. We have also prepared an investigational new drug, or IND, application and plan to initiate a Phase 1 trial for our second women’s health drug candidate, SealaTM (formerly VG101), for the treatment of post-menopausal vulvar and vaginal atrophy, or “vaginal dryness.” We have identified or begun preclinical work on other drug candidates for a variety of indications within women’s health and cancer. We have internally discovered and developed all of our drug candidates using our proprietary biological and chemical techniques.

Our drug development process utilizes botanical sources, used in Traditional Chinese Medicine, believed to produce biologically active compounds. We apply our clinical knowledge, experience with natural compounds and knowledge of proper scientific screening tools to isolate and purify botanical compounds and extracts for pharmaceutical development. In June 2004, the FDA released a document to provide drug developers with guidance on the approval for botanical drugs. This guidance states that applicants may submit reduced documentation of nonclinical (preclinical) safety to support an investigational new drug application for initial clinical studies of botanicals that have been legally marketed in the U.S. and/or a foreign country as dietary supplements without any known safety concerns. The first botanical extract drug developed pursuant to these guidelines was approved by the FDA in October 2006. To date, all of our drug candidates are derived from botanical extracts and are being developed by following this FDA guidance. In addition, we have identified active chemical components underpinning the mechanism of action for all of our drug candidates, and in some cases, we have developed synthetic methods of production.

We expect to continue to incur significant operating losses over the next few years, and do not expect to generate profits until and unless Menerba or one of our other drug candidates has been approved and is being marketed with commercial partners. As of September 30, 2010, we had an accumulated deficit of $69.2 million. Historically, we have funded our operations primarily through private placements and public offerings of our capital stock, equipment lease financings, license fees and interest earned on investments.

We will need to raise and are pursuing additional funds through grants, strategic collaborations, public or private equity or debt financing, or other funding sources. This funding may not be available on acceptable terms, or at all, and may be dilutive to shareholder interests.

Development Stage Company

We have not generated any significant revenue since inception. The accompanying financial statements have, therefore, been prepared using the accounting formats prescribed for a development stage enterprise (“DSE”). Although we have recognized some nominal amount of revenue, we still believe we are devoting, substantially, all our efforts on developing the business and, therefore, still qualify as a DSE.

Critical Accounting Policies and Estimates

The accompanying discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an ongoing basis, we evaluate these estimates, including those related to clinical trial accruals, income taxes (including the valuation allowance for deferred tax assets), restructuring costs and share-based compensation. Estimates are based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions.

We consider the following accounting policies related to revenue recognition, clinical trial accruals, share-based compensation, income tax and research and development expenses to be the most critical accounting policies, because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.

Revenue Recognition

Our revenues are derived from collaborative research and development arrangements, technology licenses, and government grants.

Revenue is recognized when the four basic criteria of revenue recognition are met: (i) a contractual agreement exists; (ii) transfer of technology has been completed or services have been rendered; (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue from technology licenses or other payments under collaborative agreements where we have a continuing obligation to perform is recognized as revenue over the expected period of the continuing performance obligation. Revenue on government contracts is recognized on a qualified cost reimbursement basis.

Accruals

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. We periodically confirm the accuracy of our estimates with selected service providers and make adjustments, if necessary. Examples of estimated accrued expenses include:

•	fees paid to contract research organizations in connection with preclinical and toxicology studies and clinical trials;

•	fees paid to investigative sites in connection with clinical trials;

•	fees paid to contract manufacturers in connection with the production of clinical trial materials; and

•	professional service fees.

We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

Share-Based Compensation

Share-based compensation granted to employees and consultants is recorded based on the fair value at the time of grant. The fair value of stock options and warrants is calculated using the Black-Scholes pricing method on the date of grant. This option valuation model requires input of highly subjective assumptions. Because employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion, the existing model does not necessarily provide a reliable single measure of fair value of our employee stock options.

Income Tax

We file income tax returns in the U.S. federal jurisdiction and the California state jurisdiction. To date, we have not been audited by the Internal Revenue Service or any state income tax jurisdiction. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense. As of September 30, 2010, there have been no interest or penalties charged to us in relation to the underpayment of income taxes.

We generated net losses since inception through the year ended December 31, 2009, and accordingly did not record a provision for federal income taxes. Deferred tax assets of $21.8 million as of December 31, 2009 were primarily comprised of federal and state tax net operating loss, or NOL, carryforwards. Due to uncertainties surrounding our ability to continue to generate future taxable income to realize these tax assets, a full valuation allowance has been established to offset our deferred tax assets. Additionally, the future utilization of our NOL carry-forwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future. We have not yet determined whether such an ownership change has occurred. If necessary, the deferred tax assets will be reduced by any carryforwards that expire prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

Research and Development Activities

Research and development costs are charged to expense when incurred. The major components of research and development costs include clinical manufacturing costs, pre-clinical and clinical trial expenses, consulting and other third-party costs, salaries and employee benefits, share-based compensation expense, supplies and materials, and facilities costs.

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial sites and clinical research organizations. In the normal course of business, we contract with third parties to perform various clinical trial activities in the ongoing development of potential products. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful enrollment of patients, and the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, expense accruals related to clinical trials are recognized based on our estimate of the degree of completion of the event or events specified in the specific clinical study or trial contract. We monitor service provider activities to the extent possible; however, if we underestimate activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods.

During the three and nine months ended September 30, 2010, we incurred research and development expenses of $3.7 million and $10.8 million, respectively. We expect that research and development expenses will continue to increase as we continue our development of Menerba, Bezielle and other drug candidates.

Most of our product development programs are at an early stage. Accordingly, the successful development of our product candidates is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. Product candidates that may appear promising at early stages of development may not reach the market for a number of reasons.

Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than anticipated, may fail to receive necessary regulatory approvals and may prove impracticable to manufacture in commercial quantities at a reasonable cost and with acceptable quality. The lengthy process of seeking FDA approvals requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining regulatory approvals could adversely affect our product development efforts. Because of these risks and uncertainties, we cannot predict when or whether we will successfully complete the development of our product candidates or the ultimate product development cost or whether we will obtain any approval required by the FDA on a timely basis, if at all.

Recent Accounting Pronouncements

There have been no recent accounting pronouncements issued that are applicable to us other than those included with our Annual Report on Form 10-K for the year ended December 31, 2009.

Results of Operations

Results of Operations for the Three and Nine Months Ended September 30, 2010 Compared to the Three and Nine Months Ended September 30, 2009

Revenues

	Three Months Ended September 30,		Change in %	Nine Months Ended September 30,		Change in %
	2010	2009		2010	2009
	(1,000’s)	(1,000’s)		(1,000’s)	(1,000’s)
NIH grants	$68	$116	-41%	$68	$116	-41%
Service revenue	—	39	-100%	14	46	-70%

	$68	$155		$82	$162

In the third quarter of 2010, the National Institutes of Health (“NIH”) awarded us a grant for approximately $174,000 for one year, of which we recognized $68,000 in revenue during the three months ended September 30, 2010. Revenue of $155,000 for the same period of 2009 was comprised of $116,000 under an expired NIH grant and $39,000 for research services provided to one client. The $82,000 in revenue recognized during the nine months ended September 30, 2010 included the $68,000 in NIH grant revenue combined with $14,000 for research services. The same period of 2009 included $116,000 in NIH grant revenue under the expired grant combined with $46,000 in research services.

Research and Development Expenses

	Three Months Ended September 30,		Change in %	Nine Months Ended September 30,		Change in %
	2010	2009		2010	2009
	(1,000’s)	(1,000’s)		(1,000’s)	(1,000’s)
Research and development expenses	$3,673	$2,938	25%	$10,807	$9,493	14%

Research and development (“R&D”) expenses reflect costs for the development of drugs and include salaries, contractor and consultant fees and other support costs, including employee stock-based compensation expense. The increases of 25% and 14%, respectively, for the three and nine months ended September 30, 2010 and September 30, 2009 represent our continued allocation of resources to support the Menerba project.

General and Administrative Expenses

	Three Months Ended September 30,		Change in %	Nine Months Ended September 30,		Change in %
	2010	2009		2010	2009
	(1,000’s)	(1,000’s)		(1,000’s)	(1,000’s)
General and administrative expense	$987	$926	7%	$2,627	$3,110	-16%

General and administrative (“G&A”) expense includes personnel costs for finance, administration, information systems, marketing, professional fees as well as facilities expenses. We do not currently have any dedicated sales support or marketing personnel. Marketing and communications expenses include public relations related to our drug development and clinical trials, participation in conventions and tradeshows, and website related expenses. The increase in G&A expenses for the three months ended September 30, 2010 compared to the same period of 2009 is due to expensable legal costs associated with the closing of our common stock purchase agreement with Aspire Capital. The decrease in G&A expenses for the nine months ended September 30, 2010 compared with the same period of 2009 is due to approximately $0.2 million in employee-related costs due to our headcount reductions in 2009 and approximately $0.2 million reduction in legal costs primarily due to the resolution of a legal matter in 2009 as disclosed on our 2009 Form 10-K.

Interest Income, Interest Expense and Other Expense

	Three Months Ended September 30,		Change in %	Nine Months Ended September 30,		Change in %
	2010	2009		2010	2009
	(1,000’s)	(1,000’s)		(1,000’s)	(1,000’s)
Interest income	$2	$5	-60%	$16	$75	-79%
Interest expense	(9)	(22)	-59%	(33)	(77)	-57%
Other expense	(28)	—	0%	(38)	(86)	-56%

Total	$(35)	$(17)	106%	$(55)	$(88)	-38%

Interest income is derived from cash balances and short term investments. Interest expense includes interest expense from lease agreements for laboratory equipment and two notes payable to finance $0.2 million of leasehold improvements made in 2009. The decreases in interest expense for the three and nine months ended September 30, 2010 as compared with the same periods of 2009 is due to old capital leases expiring during 2010. We expect interest expense to increase in future periods due to the addition of new capital leases during the third quarter of 2010. The increase in other expense for the three months ended September 30, 2010 is due to the loss on disposal associated with our sale-leaseback transaction. The decrease in other expense for the nine months ended September 30, 2010 compared with the nine months ended September 30, 2009 is due primarily to approximately $85,000 in loss on fixed asset disposal associated with the move to our new offices in the first quarter of 2009.

Income Taxes

We anticipate losses for the current fiscal year and no income tax provision for the current quarter has been provided. In addition, we have substantial net operating loss carry forwards available to offset future taxable income, if any, for federal and state income tax purposes. Our ability to utilize our net operating losses may be limited due to changes in our ownership as defined by Section 382 of the Internal Revenue Code.

Results of Operations for the Years Ended December 31, 2009, 2008, and 2007

Revenues

	Years Ended December 31,			% Increase (Decrease)
	2009	2008	2007	2008 to 2009	2007 to 2008
	(in thousands)
NIH grant	$233	$233	$479	0%	-51%
Licensing	—	—	103	—	-100%
Service revenue	55	—	—	*	*

Total	$288	$233	$582	24%	-60%

Revenues over the fiscal years 2009, 2008 and 2007 consist primarily of licensing fees and proceeds from a US government grant. Total revenue in 2009 is greater than 2008 due to limited research services provided to one customer. We expect to continue performing the research services into 2010; however, the total revenue recognized is not expected to be significant to our operations. While the National Institute of Health (NIH) grant revenue was consistent in 2009 and 2008, the grant is scheduled to expire in 2010 and we do not expect revenues from this grant to continue.

Revenues were $0.2 million in 2008, compared to $0.6 million in 2007. The $0.4 million decrease in 2008 from 2007 was due to a decrease in proceeds from the NIH grant activity and the termination of our licensing and technology transfer agreement with a Taiwanese company in 2007, which resulted in the recognition of $0.1 million in revenue in 2007 from the remaining deferred revenue balance.

Research and Development Expenses

	Years Ended December 31,			% Increase (Decrease)
	2009	2008	2007	2008 to 2009	2007 to 2008
	(in thousands)
Research and development expenses	$12,499	$11,416	$9,938	9%	15%

Research and development (R&D) expenses reflect costs for the development of drugs and include salaries, contractor and consultant fees and other support costs, including employee share-based compensation expense. R&D expenses were $12.5 million in 2009 compared with $11.4 million in 2008. The increase of $1.1 million is primarily due to increases in R&D related depreciation, facilities and information technology charges combined with an increase in purchases of lab supplies and raw materials to support the Menerba manufacturing process development, partially offset by decreases in our clinical trial expenses.

R&D expenses were $11.4 million in 2008 compared to $9.9 million in 2007. The increase of $1.5 million in 2008 from 2007 is due primarily to clinical trials expenses related to the development of our lead drug candidates.

General and Administrative Expenses

	Years Ended December 31,			% Increase (Decrease)
	2009	2008	2007	2008 to 2009	2007 to 2008
	(in thousands)
General and administrative expense	$4,053	$6,097	$4,284	-34%	42%

General and administrative (G&A) expense includes personnel costs for finance, administration, information systems, and public relations related to our drug development and clinical trials, participation in conventions and tradeshows, website related expenses, facilities expenses, professional fees, legal expenses, and other administrative costs. We do not currently have any dedicated sales support or personnel. The $2.0 million decrease in G&A expenses in 2009 compared to 2008 was primarily due to decreases in G&A related depreciation, facilities and information technology expenses caused by a decrease in the proportion of office to laboratory space as compared with our old location and the implementation of cost reduction initiatives to preserve our cash position.

The $1.8 million increase in G&A expenses in 2008 as compared to 2007 was primarily due to activities in support of our business including an increase in facility rental, legal expenses and an increase in payroll expenses related to an increase in G&A management personnel.

Interest Income, Interest Expense and Other Expense

	Years Ended December 31,			% Increase (Decrease)
	2009	2008	2007	2008 to 2009	2007 to 2008
	(in thousands)
Interest income	$84	$730	$850	-88%	-14%
Interest expense	(95)	(129)	(87)	-26%	48%
Other expense, net	(88)	(17)	(21)	418%	-19%

Total	$(99)	$584	$742	-117%	-21%

Interest income is derived from cash balances and short term investments. Interest income was $0.1 million in 2009 compared to $0.7 million in 2008 and $0.9 million in 2007. The decreases in both years reflect lower average cash balances. We expect interest income to increase in 2010 due to our increase in cash balance from our financing transaction in October 2009.

Interest expense includes interest expense from capital lease agreements for our laboratory equipment and two notes payable to finance $0.2 million of leasehold improvements made in 2009.

The increase in other expense from 2008 to 2009 is due to approximately $91,000 in loss on fixed asset disposal primarily associated with the move to our new offices.

Liquidity and Capital Resources

Since our inception, we have incurred losses, and we have relied primarily on leasing, public and private financing to fund our operations.

As of September 30, 2010 we had cash, equivalents and short term investments of $3.1 million compared to $15.9 million at December 31, 2009. This decrease in cash, cash equivalents and short term investments for the nine months ended September 30, 2010 is due to net cash used in operating activities of $11.7 million for the nine months ended September 30, 2010 and $2.2 million in expenditures for capital assets, patent costs and payments on our capital lease and notes payable obligations, partially offset by $1.2 million in proceeds from our sale-leaseback transaction.

Net cash provided by investing activities was $12.6 million in the first nine months of 2010 compared to net cash provided by investing activities of $9.8 million during the same period in 2009. Cash provided by net short-term investment activities was $13.0 million in the first nine months of 2010 compared to cash provided by net short-term investment activities of $10.2 million during the same period in 2009 due to the use of proceeds from short-term investments to fund operations in both periods. Expenditures for capital assets were $1.2 million during the nine months ended September 30, 2010 compared with $0.2 million for the same period of 2009. The increase in spending on capital assets in 2010 was due to laboratory equipment purchases to support our Menerba manufacturing process development efforts. Expenditures for legal and other costs associated with pending patent application increased by $178,000 for the nine months ended September 30, 2010 compared with the same period of 2009 due to the increase in new patent applications filed with the U.S. Patent office. In addition to the equipment purchases noted above, we also obtained approximately $2.1 million in laboratory equipment through two capital lease transactions during the third quarter of 2010. One of the leases was a sale-leaseback transaction that resulted in proceeds of approximately $1.2 million.

Net cash used by financing activities of $0.6 million and $0.4 million for the first nine months of 2010 and 2009, respectively was due to payments on our capital lease and notes payable obligations of $0.6 million and $0.5 million, respectively and was generally consistent over both periods. In addition, in 2009 we received $0.1 million from the exercise of warrants.

As of September 30, 2010, we had an accumulated deficit of $69.2 million, working capital of $1.4 million and shareholders’ equity of $9.8 million. We will need to raise substantial additional capital and are currently pursuing a variety of funding options, including government grants, partnering/co-investment, venture debt and equity offerings. There can be no assurance as to the availability or terms upon which such financing and capital might be available. If we are not successful in our efforts to raise additional funds by the end of the first quarter of 2011, we will be required to delay, reduce the scope of, or eliminate one or more of our development programs and may be required to discontinue operations.

On July 6, 2010, we entered into a common stock purchase agreement (“Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $15.0 million of our shares of common stock over the term of the Purchase Agreement. As of December 15, 2010, there have been no sales of common stock to Aspire Capital under the Purchase Agreement.

On October 6, 2010, we completed a registered direct offering through the sale of common stock and warrants. We sold a total of 2,727,270 shares of common stock, at a price of $1.10 per share and issued 2,045,451 warrants to purchase shares of common stock. The warrants are exercisable six months after issuance at $1.64 per share and will expire five years from the date of issuance. The shares of common stock and warrants are immediately separable and were issued separately. The raise produced $3.0 million in gross proceeds and approximately $2.5 million after placement agent fees, legal and other costs associated with the transaction.

On November 2, 2010, we received notification from the Internal Revenue Service that two of our projects, Menerba and Bezielle, were approved for funding at the maximum level under the Qualifying Therapeutic Discovery Project Credit (“QTDP”) program. The amount granted to us under the program is approximately $489,000.

Increase in Authorized Shares

On July 7, 2010, we executed an amendment to our Certificate of Incorporation increasing the authorized shares to 350,000,000, of which 340,000,000 are common stock and 10,000,000 are preferred stock. The increase was approved by our shareholders at our May 3, 2010 Shareholder Meeting. The voting results of the meeting were reported on our Form 8-K filed May 5, 2010.

Commitments and Contingencies

Our contractual obligations and future minimum lease payments that are non-cancelable at September 30, 2010 are disclosed in the following table (in thousands).

	Total	2010	2011	2012	2013	2014	2015 and beyond
Operating lease obligations	$17,128	$485	$1,901	$1,924	$1,982	$2,041	$8,795
Notes payable	179	18	49	16	16	16	64
Capital lease obligations	2,275	346	1,138	791	—	—	—

Total contractual commitments	$19,582	$849	$3,088	$2,731	$1,998	$2,057	$8,859

Off-Balance Sheet Financings and Liabilities

Other than contractual obligations incurred in the normal course of business, we do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets or any obligation arising out of a material variable interest in an unconsolidated entity.

BUSINESS

Overview

We are a clinical stage drug discovery and development company focusing on women’s health and cancer, two large markets with significant unmet needs. Building on our understanding of the biology of menopause and cancer, we design new drugs derived from botanical sources which have novel mechanisms of action. Based on the results of our clinical trials and preclinical studies to date, we believe that we have discovered new classes of drug candidates with the potential to be leaders in their markets.

Our lead drug candidate, MenerbaTM (formerly MF-101), represents a new class of receptor sub-type selective estrogen receptor modulator (SERM), for the treatment of vasomotor symptoms of menopause, or “hot flashes.” We have designed Menerba to selectively modulate estrogen receptor beta (ERß) and we believe it could provide a safe and effective alternative to existing FDA approved therapies that pose a significant risk to women for developing breast cancer, stroke, cardiovascular disease, blood clots and other serious diseases. In preclinical studies, Menerba does not lead to tumor formation in either breast or uterine tissues and it does not increase the risk for clotting. This characteristic, if confirmed in clinical testing, would differentiate Menerba from some existing therapies and other hormone-based therapies in clinical development. We announced in 2007 the results of our completed, multicenter, randomized, double-blinded, placebo-controlled Phase 2 trial, involving 217 women, which showed the higher of two Menerba doses tested was well tolerated and resulted in a statistically significant reduction of hot flashes after 12 weeks of treatment. In addition, treatment with the higher of the two doses of Menerba led to a statistically significant reduction in nighttime awakenings when compared to placebo, which represents superior efficacy to existing non-hormonal therapies in development. We are seeking FDA approval to conduct further clinical testing at multiple clinical sites in the U.S. We believe that Menerba’s novel mechanism of action could lead to a more favorable safety profile than currently approved hormone therapies (HT) and other therapies under development and testing.

Although we are focusing our resources primarily on the development of Menerba, we have a diverse pipeline of additional clinical and preclinical drug candidates in both women’s health and cancer, which we may pursue if additional funding becomes available. As part of our pipeline, we are developing BezielleTM, an oral anticancer agent for advanced breast cancer. Unlike most other anticancer drugs and drug candidates, which try to control cancer through genomic and proteomic signaling pathways, Bezielle is designed to take advantage of a unique metabolism of cancer cells, with a well-characterized mechanism of action which leads to very selective tumor cell DNA damage and the death of cancer cells, without lasting harm to normal cells. This is accomplished by Bezielle’s secondary inhibition of glycolysis, a metabolic pathway on which cancer cells rely for energy production. Glycolysis inhibition leads to energy collapse in the cells and results in death of cancer cells. Since normal cells do not rely for the most part on glycolysis for energy production, they are not killed by Bezielle. Based on our clinical and pre-clinical studies, we believe that Bezielle may have a preferential effect on hormone-independent cancers, a subset with few treatment options. To date, 48 women with metastatic breast cancer have been treated with Bezielle in two separate Phase 1 clinical trials. As predicted by the mechanism of action, Bezielle had very limited toxicities with an extremely favorable tolerability profile. Moreover, Bezielle showed encouraging clinical activity among a cohort of women with metastatic breast cancer who had been heavily pretreated with other regimens. A Phase 2 trial has been approved by the FDA and the institutional review boards (“IRBs”) at several prestigious breast cancer clinical sites in the U.S. We are awaiting funding to commence this open-label, non-randomized trial in 80 women diagnosed with metastatic breast cancer who have failed no more than two prior chemotherapy regimens. We believe that Bezielle’s novel mechanism of action and favorable tolerability profile could lead to preferential use over existing drugs in the treatment of advanced breast cancer, and potentially in the broader, adjuvant care of breast cancer. We also plan to evaluate Bezielle for the treatment of other forms of cancer, including pancreatic cancer and adjuvant use in breast cancer. We have also prepared an investigational new drug, or IND, application and plan to initiate a Phase 1 trial for our second women’s health drug candidate, SealaTM (formerly VG101), for the treatment of post-menopausal vulvar and vaginal atrophy, or “vaginal dryness.” We have identified or begun preclinical work on other drug candidates for a variety of indications within women’s health and cancer. We have internally discovered and developed all of our drug candidates using our proprietary biological and chemical techniques.

Our drug development process utilizes botanical sources, used in Traditional Chinese Medicine, and believed to produce biologically active compounds. We apply our clinical knowledge, experience with natural compounds and knowledge of proper scientific screening tools to isolate and purify botanical compounds and extracts for pharmaceutical development. In June 2004, the FDA released a document to provide drug developers with guidance on the approval for botanical drugs. This guidance states that applicants may submit reduced documentation of nonclinical (preclinical) safety to support an IND application for initial clinical studies of botanicals that have been legally marketed in the U.S. and/or a foreign country as dietary supplements without any known safety concerns. The first botanical extract drug developed pursuant to these guidelines was approved by the FDA in October 2006. To date, all of our drug candidates are derived from botanical extracts and are being developed by following this FDA guidance. In addition, we have identified active chemical components underpinning the mechanism of action for all of our drug candidates, and in some cases, we have developed synthetic methods of production.

We expect to continue to incur significant operating losses over the next few years, and do not expect to generate profits until and unless Menerba or one of our other drug candidates has been approved and is being marketed with commercial partners.

Formation of the Company

Bionovo, Inc. is incorporated in the state of Delaware and was made public through a reverse merger transaction between Bionovo Biopharmaceuticals, Inc.1 and Lighten Up Enterprises International, Inc.2 on April 6, 2005. Immediately following the reverse merger, the Company operated as Lighten Up Enterprises International, Inc. until June 29, 2005 when the Company assumed the name, Bionovo, Inc.

Reverse Merger

On April 6, 2005, Lighten Up Enterprises International, Inc. acquired all the outstanding shares of Bionovo Biopharmaceuticals, Inc. in exchange for 8,422,490 restricted shares of its common stock in a reverse triangular merger. The acquisition was accounted for as a reverse merger in which Bionovo Biopharmaceuticals, Inc. was deemed to be the accounting acquirer. Accordingly, the historical financial information presented herein is that of Bionovo Biopharmaceuticals, Inc. (as adjusted for any difference in the par value of each entity’s stock with an offset to capital in excess of par value). Financial information subsequent to the reverse merger is that of the merged entity, Bionovo, Inc.

Development Stage Company

We have not generated any significant revenue since inception. Accordingly, the accompanying financial statements have been prepared using the accounting formats prescribed for a Development Stage Enterprise (DSE). Although we have recognized some nominal amount of revenue, we still believe that we are devoting substantially all our efforts toward developing the business and, therefore, still qualify as a DSE.

Business Strategy

Our goal is to achieve a position of sustainable leadership in the biopharmaceutical industry. Our strategy consists of the following key elements:

Integrate Scientific Discoveries with Natural Substances Used in Traditional Chinese Medicine

For more than 2,000 years, Chinese people have used Traditional Chinese Medicine (TCM) for the prevention and treatment of disease. Many significant drugs and therapies have been derived from botanical sources, such as aspirin and taxol, and some from botanicals used in TCM, such as ephedrine. We seek to apply

[1]	Bionovo Biopharmaceuticals, Inc. was originally formed as “Bionovo, Inc.” and began operations in the state of California in February 2002. In March of 2004, it reincorporated in the state of Delaware and in June of 2005 changed its name from Bionovo, Inc. to Bionovo Pharmaceuticals, Inc.
[2]	Lighten Up Enterprises International, Inc. was incorporated in Nevada in January of 1998.

advances in science, technology and analytical methodology for natural products to the botanicals used in TCM for the discovery and development of new drugs. We intend to continue to integrate cutting edge scientific discoveries and modern medicine with our expertise in natural substances used in TCM to discover and screen novel formulations derived from botanicals.

Develop Products Focused on Women’s Health and Cancer

We have intentionally directed our focus on initial medical applications with urgent needs and very large potential markets. With this strategy, even a small market penetration should result in relatively substantial revenue streams. Under this strategy, we have initially directed our attention to the design of drugs to target women’s health and cancer.

There are approximately 27 million women in the U.S. suffering from menopausal symptoms such as hot flashes and vaginal dryness. To date, pharmaceutical interventions offered for women suffering from menopausal symptoms are often deemed unsatisfactory, or they have significant undesirable side effects. We have developed Menerba, Seala and other compounds in our pipeline by relying in part on what we believe to be our novel system for the assessment of selective estrogen receptors ((a) and (ß)) modulators, or SERMs, their downstream co-regulatory proteins and their transcriptional outcome as well as cytotoxic agents. We intend to continue to target this significant market opportunity.

According to the American Cancer Society (ACS) 2010 Cancer Facts and Figures, cancer is the second leading cause of death in the U.S., yet there remain unmet needs, and current treatments remain ineffective and inadequate for some populations. We have developed Bezielle to address the market for advanced breast cancer, which we believe is approximately 500,000 – 600,000 patients at any given time. We also perceive that this opportunity has been enhanced because the FDA regulatory requirements for approval of cancer drugs have been modified based on the urgent need for safe and effective treatments of this disease. We intend to continue to target this significant market opportunity.

Foster Academic and Industry Collaborations

We have developed research and development relationships with various faculty members at the University of California at San Francisco (UCSF), the University of California at Berkeley (UCB), the University of California at Davis (UCD), University of Southern California (USC), University of Texas MD Anderson Cancer Center at Houston, Case Western Reserve University, the University of Colorado Health Sciences College (UCHSC), Houston University, Baylor University, and the Methodist Hospital Research Institute in Houston, Texas. We also have an active Scientific Advisory Board (SAB) and Medical Advisory Board (MAB). These collaborations provide access to leading intellectual and physical resources, and we believe will augment funding for academic development and accelerate technology transfer of promising innovations. We intend to continue our collaborations in order to leverage the intellectual resources of other major research centers by seeking additional academic collaborations.

We will also seek strategic scientific collaborations with other biotechnology and pharmaceutical companies in order to expand and accelerate the process to product development. We believe this will enhance our research and development capabilities as well as provide potential sales channels for our products. We plan to investigate whether specific biotech and pharmaceutical companies may need our proprietary technology or potential products, and if so, endeavor to reach licensing and development agreements.

Diversify Application of Drug Candidates for Extended Indications

We believe many of our initial drug candidates may have efficacy for more than one indication. Anticancer therapeutics, for example, may apply to a wide range of oncological applications. Similarly, hormonally-active drugs could potentially be used to treat or prevent some forms of cancer or osteoporosis. Accordingly, we intend to pursue alternative applications for our drug candidates when deemed appropriate, to increase our chances of commercial success.

Scientific Discovery Platforms

Screening Philosophy

A useful strategy for the discovery of biologically active compounds from plants utilizes information about the traditional medicinal use of these botanical agents. An advantage to this strategy over random screening is that the extensive clinical tradition and literature may allow for some rationalization with respect to the biological potential for their reputed use. Since most organisms living today evolved under similar adaptation pressures, we believe it is plausible that plants can interact with mammalian organic processes, along similar lines as nutrition from food, and therefore, can be utilized to regulate pathological conditions as they do normal physiological functioning.

As an example, experimental antineoplastic (inhibiting or preventing the growth or development of malignant cells) agents derived from botanicals have been under study in China since the mid-fifties. Agents discovered through this effort include: campothecin (“CPT”) and hydroxycampothecin (“OPT”) from CAMPOTHECA ACUMINATA Decne, Harringtonine and homoheringtonine from several species of CEPHALOTAXUS, Indirubin from BAPHICACANTHES CUSIA Bremek and INDIGOFERA TINCTORIA L. and Kanglaite from COIX LACHRYMA- JOBI L.

We believe that we have a strategic advantage for drug development based on our extensive clinical knowledge and experience with natural compounds and our unique knowledge of the proper scientific tools for screening. This combination accelerates identification of promising compounds. Instead of creating massive screens, we select the most likely candidate compounds for our target areas of women’s health and cancer and test them for efficacy and toxicity with state of the art screening models such as estrogen receptor regulation or induction of cancer cell death. To date, our drug candidates have identified evidence of meaningful activity of approximately 25% in the cytotoxic drug discovery screens and approximately 40% in our estrogen drug discovery screens.

Our clinical knowledge also accelerates the preclinical testing due to the longstanding anecdotal knowledge regarding the toxicities of these agents. The shorter time to clinic provides an opportunity to realize major savings and prolong the exploitation of the patent.

This approach provides a new rational paradigm for drug discovery, whereby the prior known use of a compound for the indication coupled with our understanding of the molecular mechanism significantly reduces the amount of guess work necessary in other linear approaches where it is unclear whether there is in fact a relationship between the molecular target and the indication.

Scientific Discovery Platform I: Hormone Replacement Therapy and Selective Estrogen Receptor Modulators

Over 300 plants synthesize compounds that interact with estrogen receptors (ER), known as phytoestrogens. Elucidating how phytoestrogens regulate ER transcriptional and cell proliferation pathways could have a profound impact on women. For example, phytoestrogens may decrease the risk of some cancers that are common in postmenopausal women. In fact, lower rates of breast, endometrial and colon cancers are generally observed in countries that have a high consumption of phytoestrogens in their diet.

Our goal is to identify compounds effective at preventing or treating breast cancer as well as potential compounds for desired hormone activity. We have tested 71 herbs that are used in TCM for their ability to regulate transcriptional activity in the presence of ERa or ERß. Over forty-six percent (46.4%) of the herbs showed selective activity on the two ERs. In these studies, we identified the herbs that selectively regulate ERa or ERß and result in different transcriptional activity as well as in tissue selectivity.

These studies have the potential to identify natural selective SERMs, such as the drug tamoxifen, which may be used, with FDA approval, to prevent and treat breast cancer. In addition, we anticipate these studies will provide leads that do not increase the risk of breast cancer. Other indications for estrogenic compounds or SERMs are osteoporosis, obesity, autoimmune disorders, cardiovascular disease prevention, arthritis and menopausal symptomatic management (such as hot flashes, insomnia, vaginal dryness and decreased libido).

Scientific Discovery Platform II: Anticancer Drugs

A number of Chinese medicinal herbs have traditionally been used to prevent and treat cancer. These herbal preparations are purported to have many biological effects including direct anti-proliferative effects on cancer cells, anti-mutagenic activity, and other signaling pathways such as nuclear receptor regulation resulting in prevention of growth or death.

Aqueous and organic extracts from 71 Chinese medicinal herbs historically used for the treatment of illness have been evaluated for antiproliferative activity on five breast cancer cell lines. Approximately 21% (15/71) of the extracts demonstrated greater than 50% growth inhibition on 80% of the cancer cell lines tested while five more herbs showed the same activity on fewer cell lines. These results, as well as our data from dose-response curves, DNA fragmentation and flow cytometric analyses, indicate that many of the herbs have significant growth inhibitory effects on various cancer cells in vitro. Furthermore, in vivo tests of some of the extracts in a mouse xenograph model show a significant inhibition of tumor formation with oral administration, with no toxicity or compromise to the mice activity including fluid and food intake.

Pharmacology

After assessing the functional activity of whole herb extracts in our established assay systems, we aim to isolate anticancer and estrogenic compounds from the extracts to identify their chemical structure and to evaluate their pharmacodynamic and pharmacokinetic properties. The following studies are or will be conducted for all extracts in order to comply with FDA regulatory demands:

•

Activity Guided Isolation.    These studies will be done in order to discover the active components. Once determined, the chemical structure can then be used as a marker for quantification in our manufacturing process, or as a basis for developing a synthetic equivalent.

•

Evaluation of the Pharmacokinetic and Metabolism of Isolated Compounds.    Since the drug candidates will be designed to have greater selectivity and less toxicity, these studies will allow us to further determine their dynamic range, application and safety.

•	Botanical Drug Consistency Measures. We have developed methods for simultaneous intra batch and inter batch consistency measures using state of the art analytical technology.

•	Biological Measures. Specific biochemical assays will be employed to measure biological specificity and effect as well as manufacturing consistency similar to other biological drugs.

We will also repeat all quantifiable biological measures, pertaining to the drug, available through our proposed drug platforms. We anticipate that this will ensure qualitative efficacy control of proposed drugs. By identifying compounds both biologically as well as pharmacologically, we believe we will be able to overcome any FDA hurdles regarding drug manufacturing consistency.

Clinical Trials Design

Many companies with good science suffer from a lack of sufficient clinical knowledge, poor clinical trials design expertise or limited access to reputable clinical facilities to conduct their early trials. Since our approach to drug design relies heavily on clinical experience and expertise, in our respective fields, we emphasize sound clinical trial design as one of our strengths.

All of our drug trials follow traditional methods for assessment as well as auxiliary clinical and objective measures in order to strengthen our primary and secondary claims.

Scientific Consultants

We use consultants to provide us with expert advice and consultation on our scientific programs and strategies. They also serve as contacts for us throughout the broader scientific community. We have consulting agreements with a number of academic scientists and clinicians, who collectively serve as our SAB and MAB.

These individuals serve as key consultants with respect to our product development programs and strategies. They possess expertise in numerous scientific fields, including chemistry, pharmacology, cancer, estrogen receptor biology, clinical drug testing, and regulatory compliance.

We retain each consultant according to the terms of a consulting agreement. Under such agreements, we pay them a consulting fee. In addition, some consultants hold options to purchase our common stock, subject to the vesting requirements contained in the consulting agreements. Certain consultants may receive compensation arising from business development transactions they initiate. Our consultants are employed by institutions other than ours, and therefore may have commitments to, or consulting or advisory agreements with other entities or academic institutions that may limit their availability to us.

Research and Development

Our pre-clinical research is conducted at our main office in Emeryville, with some research work also conducted at UCSF, UCB, UCD, Baylor University, University of Houston and UCHSC. During the fiscal years ended December 31, 2009, 2008 and 2007, we incurred research and development expenses of $12.5 million, $11.4 million and $9.9 million, respectively. We further expect that research and development expenses will increase as and when we continue development of our drugs.

Intellectual Property and Patent Protection

Patent protection is important to our business. The patent position of companies in the pharmaceutical field generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. Therefore, we cannot be certain that any patent applications relating to our products or processes will result in patents being issued, or that the resulting patents, if any, will provide protection against competitors who successfully challenge our patents, obtain patents that may have an adverse effect on our ability to conduct business, or are able to circumvent our patent position. It is possible that other parties have conducted or are conducting research and could make discoveries of compounds or processes that would precede any of our discoveries. Finally, there can be no assurance that others will not independently develop similar pharmaceutical products which will compete against ours, or cause our drug product candidates and compounds to become obsolete. At present, we have 126 patent applications pending in the United States Patent and Trademark Office, as well as in the Patent Cooperation Treaty, the European Patent Office, Japan, and other markets. One patent (US 7482029 B1) for Menerba, entitled “Composition for Treatment of Menopause”, was issued on March 29, 2006 and expires in August of 2026. Another patent (US 7700136), for Bezielle, entitled “Scutellaria barbata Extract for the Treatment of Cancer”, was issued on April 20, 2010, and expires in November of 2026.

Our competitive position is also dependent upon unpatented trade secrets. We have a policy of requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us. These agreements will provide that all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential, except in specified circumstances. However, we cannot assure you that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure of confidential information. Further, invention assignment agreements executed by consultants and advisors may conflict with, or be subject to, the rights of third parties with whom such individuals have employment or consulting relationships. In addition, we cannot assure you that others will not independently develop equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that such trade secrets will not be disclosed, or that we can effectively protect our rights to unpatented trade secrets.

We may be required to obtain licenses to patents or proprietary rights of others. We cannot assure you that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us or at all. If we do not obtain such licenses, we could encounter delays in product market introductions while we attempt to design around such patents, or could find that the development, manufacture, or sale of products requiring such licenses could be foreclosed. Litigation may be necessary to defend against claims of infringement asserted against us by others, assert claims of infringement to enforce patents issued to us or exclusively licensed to us, to protect trade secrets or know-how possessed by us, or to determine the scope and validity of the proprietary rights of others. In addition, we may become involved in oppositions in foreign jurisdictions, reexaminations declared by the United States Patent and Trademark Office, or interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions with respect to our patent applications or those of our licensors. Litigation, opposition, reexamination or interference proceedings could result in substantial costs to and diversion of effort by us, and may have a material adverse impact on us. In addition, we cannot assure you that our efforts to maintain or defend our patents will be successful.

Government Regulation and Environmental Issues

The development, manufacturing, marketing, and distribution of drug products are extensively regulated by the FDA in the U.S. and similar regulatory agencies in other countries.

Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture, and expected marketing of our drug product candidates and in our ongoing research and development activities. The nature and extent to which such regulation will apply to us will vary depending on the nature of any products developed. We anticipate that all of our drug product candidates will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage, and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent compliance with the appropriate federal statutes and regulations requires substantial time and financial resources. Any failure by us or our collaborators to obtain, or any delay in obtaining, regulatory approval could adversely affect the marketing of any products developed by us, our ability to receive product revenues, and our liquidity and capital resources.

The steps ordinarily required before a new drug may be marketed in the U.S., which are similar to steps required in most other countries, include:

•	adequate and well-controlled clinical trials to establish the safety and efficacy of the drug;

•	the submission of a new drug application to the FDA; and

•	FDA review and approval of the new drug application (NDA) or biologics license application (BLA).

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal studies. The results of preclinical testing are submitted to the FDA as part of an investigational new drug (IND) application. A 30-day waiting period after the filing of each IND application is required prior to commencement of clinical testing in humans. At any time during the 30-day period or at any time thereafter, the FDA may halt proposed or ongoing clinical trials until the FDA authorizes trials under specified terms.

The IND application process may be extremely costly and substantially delay development of our drug product candidates. Moreover, positive results of preclinical tests will not necessarily indicate positive results in subsequent clinical trials. The FDA may require additional animal testing after an initial IND is approved and prior to Phase 3 trials. These additional studies are customary for drugs intended for use by healthy populations. Our menopausal drug, Menerba, is being (and in the future may be) subjected to such studies, which may delay or damage our ability to complete trials and obtain a marketing license.

After an IND has been approved, clinical trials to support new drug applications are typically conducted in three sequential phases, although the phases may overlap. During Phase 1, clinical trials are conducted with a small number of subjects to assess metabolism, pharmacokinetics, pharmacological actions, various dosage levels, and safety, including potential side effects associated with increasing doses. Phase 2 usually involves studies in a limited patient population to:

•	assess the efficacy of the drug in specific, targeted indications;

•	assess dosage tolerance and optimal dosage;

•	identify possible adverse effects and safety risks; and

•	correlate drug product potency to efficacy via pharmacological or biological studies.

If a compound is found to be potentially effective and to have an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites. Our lead drug candidate Menerba has successfully completed Phase 2 and we are progressing to Phase 3.

After successful completion of the required clinical trials, an NDA is generally submitted. The NDA contains scientific and clinical data, which is intended to demonstrate that the drug is safe and effective for its proposed indication(s). An NDA also includes an extensive description of the chemistry, manufacturing and control plans (CMC). The FDA may request additional information before accepting the NDA for filing, in which case the NDA must be resubmitted with the additional information. Once the submission has been accepted for filing, the FDA reviews the NDA and responds to the applicant. FDA requests for additional information or clarification often significantly extend the review process. The FDA may refer the NDA to an appropriate advisory committee for review, evaluation and recommendation as to whether the NDA should be approved, although the FDA is not bound by the recommendation of an advisory committee.

If the FDA evaluations of the application and the manufacturing facilities are favorable, the FDA may issue an approval letter or an “approvable” letter. An approvable letter will usually contain a number of conditions that must be met in order to secure final approval of the NDA and authorization of commercial marketing of the drug for certain indications. The FDA may also refuse to approve the NDA or issue a “not approvable” letter outlining the deficiencies in the submission and often requiring additional testing or information.

Sales outside the United States of products we develop will also be subject to regulatory requirements governing human clinical trials and marketing for drugs. The requirements vary widely from country to country, but typically the registration and approval process takes several years and requires significant resources. In most cases, if the FDA has not approved a product for sale in the United States, the product may only be exported for sale outside of the United States if it has been approved for sale in any one of the following: the European Union, Canada, Australia, New Zealand, Japan, Israel, Switzerland and/or South Africa. There are specific FDA regulations that govern this process.

We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work. We cannot accurately predict the extent of government regulation that might result from future legislation or administrative action.

Manufacturing

We currently have no commercial manufacturing capabilities. To date, using manufacturing processes we have designed and tested in-house, we have engaged domestic and foreign manufacturers experienced in FDA Good Manufacturing Practices (or GMP) for drug production, for the supply of our product candidates and other compounds solely for our pre-clinical research and development activities. We have entered into an agreement that includes non-disclosure and confidentiality provisions with a manufacturer needing access to the proprietary information regarding our manufacturing process. However, as our other manufacturers do not require knowledge of such proprietary aspects, we have not entered into formal written agreements with these other manufacturers, and submit purchase orders to them on an as needed basis. We believe that numerous alternative manufacturers exist that would be capable of fulfilling our current product supply needs in the event we were unable to obtain product or services from our current manufacturers. We also intend to use a portion of the proceeds of this offering to establish a pilot plant capable of manufacturing clinical supplies.

In order to successfully commercialize our drug product candidates, we, or third parties with whom we contract, must be able to manufacture products in commercial quantities in compliance with the FDA’s current GMP (or cGMP) at acceptable costs and in a timely manner. As we do not own a cGMP manufacturing facility, we expect to contract with third parties to provide us with cGMP production capacity when appropriate.

Marketing and Sales

We currently have no sales activities, and no employees engaged in selling any of our products, as we have not received FDA approval to do so. Marketing activities are related to website design, and attendance at industry tradeshows and conferences, where we promote the results of our research activities.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies that are active in different but related fields represent substantial competition for us. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. To compete successfully in this industry we must identify novel and unique drugs or methods of treatment and then complete the development of those drugs as treatments in advance of our competitors.

The drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. Other companies have products or drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug candidates. Some of these potential competing drugs are further advanced in development than our drug candidates and may be commercialized earlier.

Our lead product candidate for the treatment of menopausal symptoms, Menerba, would be expected to compete with postmenopausal hormone replacement therapy which has been the primary treatment of menopausal symptoms such as hot flashes. Leading hormonal agents include Premarin and Prempro by Wyeth Pharmaceuticals, Cenestin, Estradiol (generic) and Medroxy-Progesterone Acetate by Barr Pharmaceuticals, and Ogen, Provera and Estring by Pfizer. In addition, Menerba may be expected to compete with newer generation anti-depressants used off-label to treat hot flash frequency, such as desvenlafaxine by Wyeth, fluoxetine by Eli Lilly and paroxetine by GlaxoSmithKline. In addition, Depomed is developing gabapentin extended release for the treatment of menopausal hot flashes. The makers of these hormonal agents would compete directly with us relative to Menerba.

We believe that Menerba’s novel mechanism of action could lead to a more favorable safety profile than currently approved hormone therapies (HT) and other therapies under development and testing, although further clinical testing has yet to be completed to demonstrate this. Certain hormone replacement therapies may still have advantages relative to Menerba. These advantages may include: lower pricing and greater efficacy.

We believe we possess the competitive advantage of using unique technologies with extracts that are considered to be safe and tolerable in humans. We also believe that finding lead drugs that are orally tolerable and potentially safe from the start of the discovery process provides an advantage in the pharmaceutical development process.

Company Information

We were incorporated in Delaware in 2005. Our principal executive offices are located at 5858 Horton Street, Suite 400, Emeryville, California 94608, and our main telephone number is (510) 601-2000. Investors can obtain access to our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and all amendments to these reports, free of charge, on our website at http://www.bionovo.com as soon as reasonably practicable after such filings are electronically filed with the Securities and Exchange Commission (“SEC”).

We have adopted a code of ethics, which is part of our Code of Business Conduct and Ethics that applies to all of our employees, including our principal executive officers. This code of ethics is posted on our website.

Employees

As of December 15, 2010, we had 51 employees, none of which are represented by a collective bargaining agreement. We believe that our employee relations are good.

Properties

The Company leases approximately 32,000 square feet of laboratory and office facilities located at 5858 Horton Street, Suite 400, Emeryville, CA 94608, under a long-term, non-cancelable operating lease agreement that expires in December of 2018. The lease provides for increases in future minimum annual rental payments and the agreement requires the Company to pay executory costs (real estate taxes, insurance, and repairs). In November of 2009, the Company signed a one-year lease for additional laboratory space in Emeryville, California.

The Company also maintains laboratory facilities in Aurora, Colorado under a lease that expires in April of 2011.

Legal Proceedings

From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not at this time a party, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, would be expected to have a material adverse effect on our business, financial condition or results of operation.

MANAGEMENT

Executive Officers and Directors

The following persons are our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Isaac Cohen, O.M.D.,L.Ac.(1)(2)	48	Chairman, Chief Executive Officer, Chief Scientific Officer and Director
Mary Tagliaferri, M.D., L.Ac(2)	44	President, Chief Medical Officer, Chief Regulatory Officer and Director
Thomas C. Chesterman, M.B.A.	51	Senior Vice President and Chief Financial Officer
John Baxter, M.D.(2)(3)(4)	69	Director
George Butler, Ph.D(2)(3)(4)	62	Director
Louis Drapeau,(1)(2)(3)(4)	66	Director, Lead Independent Director

(1)	Member of the Governance Committee.

(2)	Member of the Nominations Committee.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation Committee.

Isaac Cohen, O.M.D., L.Ac., is a co-founder of Bionovo Pharmaceuticals, Inc. (“Bionovo Pharmaceuticals”), and has served as its Chairman, Chief Executive Officer, and Chief Scientific Officer and as a director since February 2002. He became Bionovo, Inc.’s Chairman, Chief Executive Officer and Chief Scientific Officer and a Director in April 2005. Dr. Cohen has been a Guest Scientist at the University of California, San Francisco (UCSF) Cancer Research Center and UCSF Center for Reproductive Endocrinology since 1996. Dr. Cohen was in private practice at The American Acupuncture Center, located in Berkeley, California from 1989-2005. As co-founder and Chief Scientific Officer, Mr. Cohen provides an essential creative core and scientific rigor to the Board.

Mary Tagliaferri, M.D., L.Ac., is a co-founder of Bionovo Pharmaceuticals, and has served as its Chief Regulatory Officer, Chief Medical Officer, Secretary and Treasurer and as a director since February 2002. She became Vice President, Chief Medical Officer, Chief Regulatory Officer, Secretary and Treasurer of Bionovo, Inc. in April 2005, and a director effective in May 2005. She became President of Bionovo, Inc. in addition to continuing her functions as the Company’s Chief Medical Officer, Chief Regulatory Officer, Secretary, Treasurer and Director in May 2007. Dr. Tagliaferri conducted translational research at the University of California, San Francisco from 1996 to 2002. Dr. Tagliaferri, as co-founder and Chief Medical Officer, provides an essential creative core and medical rigor to the Board.

Thomas C. Chesterman, M.B.A., has served as our Senior Vice President, Chief Financial Officer and Assistant Secretary since July 2007. From January 2002 to June 2007, Mr. Chesterman was Sr. Vice President and Chief Financial Officer at Aradigm Corporation, a drug development company. From March 1996 to December 2001, Mr. Chesterman was Vice President and Chief Financial Officer at Bio-Rad Laboratories, Inc., a life-science research products and clinical diagnostics company. From 1993 to 1996, Mr. Chesterman was Vice President of Strategy and Chief Financial Officer of Europolitan AB, a telecommunications company.

John Baxter, M.D., has been a director since April 14, 2008. Dr. Baxter is currently Senior Member and Co-Director of the Center for Diabetes Research at The Methodist Hospital Research Institute, and Head of Endocrinology at The Methodist Hospital. He was associated with the University of California, San Francisco (or “UCSF”) from 1970 to 2008, where he was a Professor of Medicine from 1979 to 2008, Chief of Endocrinology, Parnassus Campus from 1980 to 1997, and Director of UCSF’s Metabolic Research Unit from 1981 to 1999. Dr. Baxter was President of The Endocrine Society from June 2002 to June 2003. He was a founder and served as a director of California Biotechnology, Inc., a drug development company (now Scios, Inc., a division of Johnson & Johnson) from 1982 until 1992 and was a founder and Director of Karo Bio A.B., a Swedish biotechnology company and SciClone Pharmaceuticals, a drug development company. Dr. Baxter has also been elected to the National Academy of Sciences and the Institute of Medicine of the National Academy of Sciences, and he received the Outstanding Investigator Award from the Howard Hughes Medical Institute. Dr. Baxter is an independent and unaffiliated director, and serves on our Audit Committee, and on our Compensation and Nominations Committee. Dr. Baxter provides a unique combination of relevant scientific expertise and commercial drug development experience.

George Butler, Ph.D., has been a director since March 11, 2008. Currently, Dr. Butler serves as the Chairman and President of SingEval (Singapore) Pte. Ltd., a drug development company based in Singapore and the US. Dr. Butler was formerly the vice president, Customer Relationships, Global Development of AstraZeneca, plc, a global pharmaceutical company. Prior to this, he was Vice President, Head of Regulatory Affairs. Prior to his time at AstraZeneca, Dr. Butler was Vice President and Head of Regulatory Affairs with Novartis AG. Dr. Butler has over 30 years of healthcare research and business experience, primarily in a development environment in multiple biopharmaceutical companies and has also been active for many years in advancing Asian-Western development/regulatory single programs. Dr. Butler is an independent and unaffiliated director, and serves on our Compensation and Nominations Committee. Dr. Butler provides a valuable insight into regulatory affairs, healthcare research and drug development.

Louis Drapeau, CPA, MBA, has been a director since March 14, 2008. Mr. Drapeau has served as the Chief Financial Officer of InSite Vision since October 1, 2007 and as its Chief Executive Officer from November 2008 to December 1, 2010. Prior to InSite Vision, he served as Chief Financial Officer, Senior Vice President, Finance, at Nektar Therapeutics, a biopharmaceutical company headquartered in San Carlos, California from January 2006 to August 2007. Prior to Nektar, Mr. Drapeau served as Acting Chief Executive Officer from August 2004 to May 2005 and as Senior Vice President and Chief Financial Officer from August 2002 to August 2005 for BioMarin Pharmaceutical Inc, a pharmaceutical company. Previously, Mr. Drapeau spent more than 30 years at Arthur Andersen. Mr. Drapeau also serves on the boards of Intermune, Inc., a pharmaceutical company and Bio-Rad Laboratories, a life science and clinical diagnosis company. From 2006 to 2008, Mr. Drapeau served on the board of directors of Inflazyme Pharmaceuticals, a biotechnology company whose stock is traded on the Toronto stock exchange. Mr. Drapeau is an independent and unaffiliated director, and serves as the chair of our Audit Committee. Mr. Drapeau meets the qualifications as a “Financial Expert”, according to the definition in Item 407 (d)(5)(ii) on Regulation S-K. As such, in the opinion of the Board, Mr. Drapeau provides valuable financial expertise to the Board.

Scientific Advisory Board

We have assembled a scientific advisory board that includes several prominent scientific and product development advisors who provide expertise, but are employed elsewhere on a full-time basis, in the areas of women’s health including menopause, breast cancer, cell biology, immunology, hormonal and metabolic disorders, biostatistics and pharmaceutical development. As of December 15, 2010, the board consisted of the following individuals:

Name	Affiliation	Area of Expertise
John D. Baxter, M.D.	The Methodist Hospital Research Institute	Endocrinology

Len Bjeldanes, Ph.D.	University of California, Berkeley	Molecular Toxicology/Bioactive Compound Isolation and Identification

Paul Pui-Hay But, Ph.D.	Food and Drug Authentication Laboratory Ltd., Hong Kong	Botanical Authentication and Chinese Medicine Quality Control

Michael J. Campbell, Ph.D.	University of California, San Francisco	Cell Biology/Immunology

Uwe Christians M.D., Ph.D.	University of Colorado	Pharmacology

Isaac Cohen O.M.D., L.Ac.	Bionovo, Inc.	Herbology, Pharmacology, Cell Biology and Pharmaceutical Development

Gary L. Firestone, Ph.D.	University of California, Berkeley	Molecular and Cell Biology

Richard Gless, Ph.D.	Arete Therapeutics	Chemical Research Management

Jan Ake Gustafsson, M.D., Ph.D.	The Methodist Hospital Research Institute	Nuclear Receptors and Cell Signaling

Craig Henderson, M.D.	University of California, San Francisco	Breast Cancer

Willa A. Hsueh, M.D.	The Methodist Hospital Research Institute	Nuclear Receptor Regulation

Dale Leitman, M.D., Ph.D.	University of California, Berkeley	Estrogen Receptor Biology

Bert W. O’Malley, M.D.	Baylor College of Medicine	Molecular and Cell Biology, Nuclear Receptor Regulation

Moshe Rosenberg, D.Sc.	University of California, Davis	Microencapsulation Properties of Proteins, Lipids and Carbohydrates

Terry Speed, Ph.D.	University of California, Berkeley	Bioinformatics

Zung Vu Tran, Ph. D.	University of Colorado	Biostatistics and Bioinformatics

Debasish Tripathy, M.D.	University of Southern California	Breast Cancer

Richard Weiner, Ph.D.	University of California, San Francisco	Neuroendocrinology, Cancer

Medical Advisory Board

We have assembled a medical advisory board that includes several prominent clinical and scientific advisors who provide expertise, but are employed elsewhere on a full-time basis, in the areas of women’s health, cancer treatment, and related areas. These individuals provide critical guidance in our planning and execution of clinical trials for our drug candidates. As of December 15, 2010, the board consisted of the following individuals:

Name	Affiliation	Area of Expertise
Mary Cushman, M.D.	University of Vermont	Hematology, Epidemiology

Marco Gambacciani, M.D.	Santa Chiara University Hospital	Menopause

Steven Goldstein, M.D.	New York University	Menopause, Uterine Safety

Deborah Grady, M.D.	University of California, San Francisco	Menopause

James Pickar, M.D.	Columbia University	Menopause

Mary Tagliaferri, M.D., L.Ac.	Bionovo, Inc.	Menopause, Breast Cancer

Debasish Tripathy, M.D.	University of Southern California	Breast Cancer

Wulf H. Utian, M.D.	Executive Director Emeritus and Honorary Founding President of The North American Menopause Society, and Case Western Reserve	Gynecological Endocrinology

Ethan Weiss, M.D.	University of California, San Francisco	Cardiology

Janet Wittes, Ph.D.	Statistics Collaborative, Inc.	Clinical Biostatistics

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of December 15, 2010 and as adjusted to reflect the sale of our common stock and warrants offered by this prospectus by the following:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
		Before Offering	After Offering
Officers and Directors:
Isaac Cohen(2)	1,953,455	8.0%
Mary Tagliaferri(3)	1,931,177	7.9%
Thomas Chesterman(4)	150,000	*
Louis Drapeau(5)	27,300	*
John Baxter(6)	15,000	*
George Butler(7)	19,000	*

All executive officers and directors as a group (6 persons)(8)	4,095,932	16.7%

*	Less than 1%.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 24,530,112 shares of common stock outstanding on December 14, 2010, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address of each person on this table is c/o Bionovo, Inc., 5858 Horton street, Suite 400, Emeryville, CA 94608.

(2)	Includes 9,836 shares subject to stock option agreements exercisable within 60 days.

(3)	Includes 6,558 shares subject to stock option agreements exercisable within 60 days.

(4)	Includes 150,000 shares subject to stock option agreements exercisable within 60 days.

(5)	Includes 9,300 shares subject to stock option agreements exercisable within 60 days.

(6)	Includes 15,000 shares subject to stock option agreements exercisable within 60 days.

(7)	Includes 9,000 shares subject to stock option agreements exercisable within 60 days.

(8)	Includes 199,694 shares subject to stock option agreements exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Dr. John Baxter became a member of our Scientific Advisory Board (SAB) in February of 2009 under a consultancy agreement for a term of two years. Under the terms of the agreement, Dr. Baxter will be paid $40,000, in quarterly installments and was granted options to purchase 60,000 shares of our common stock at an exercise price $0.25. The options vest over two years with 50% vesting on the first and second anniversaries of the grant date. Dr. Baxter received $18,333 for his services during the year ended December 31, 2009, and received $15,000 for his services in 2010 through December 15, 2010.

Related-Person Transactions Policy and Procedures

It is our practice and policy to comply with all applicable laws, rules and regulations regarding related-person transactions, including the Sarbanes-Oxley Act of 2002. A related-person is any executive officer, director, or more than 5% stockholder of our company, including any of their immediate family members, and any entity owned or controlled by such persons. Under its charter, our Audit Committee is charged with reviewing and approving all related-person transactions, as required by the NASDAQ rules, and in addition approves any direct or indirect personal loans from our company to non-executive employees. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our certificate of incorporation and bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, and to the provisions of the General Corporation Law of the State of Delaware, as amended, or the Delaware General Corporation Law.

Common Stock

We are authorized to issue 340,000,000 shares of common stock, par value $0.0001 per share. Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of our common stock are not entitled to cumulative voting rights for election of directors. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in the amounts and at times as may be declared by our Board of Directors out of funds legally available. We have not paid any dividends and do not anticipate paying any dividends on our common stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. Upon liquidation, dissolution or winding-up, holders of our common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of our preferred stock, if any. Holders of our common stock do not have preemptive rights.

As of December 15, 2010, there were issued and outstanding 24,530,112 shares of common stock.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change in control of our company, all without further action by our stockholders.

No shares of preferred stock currently are outstanding.

Market Information

Our common stock is listed on The NASDAQ Capital Market under the ticker symbol “BNVI.” On December 15, 2010, the last reported sale price per share of our common stock was $1.26 per share. The shares of common stock offered pursuant to this prospectus have been approved for listing on The NASDAQ Capital Market.

Transfer Agent

The transfer agent and registrar for our common stock is Colonial Stock Transfer, 66 Exchange Place, Salt Lake City, Utah 84111.

Certain Provisions Of Delaware Law, The Certificate Of Incorporation And Bylaws

Provisions that May Have an Anti-Takeover Effect

We are subject to the provisions of Section 203 of the Delaware General Corporation Law statute. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage attempted acquisitions that might result in a premium over the market price for the shares of our common stock held by stockholders.

Limitations on Directors’ Liability

Our certificate of incorporation contains certain provisions permitted under Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in certain circumstances where such liability may not be eliminated under applicable law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law.

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering

•	[ ] shares of our common stock; and

• warrants to purchase [            ] shares of our common stock.

The common stock and warrants will be sold in units, with each unit consisting of one share of common stock and a warrant to purchase [            ] shares of common stock. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately. The shares of common stock issuable from time to time upon exercise of the warrants, if any, are also being offered pursuant to this prospectus.

Common Stock

The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described under the caption “Description of Capital Stock” starting on page [    ] of this prospectus.

Warrants

As of December 15, 2010, warrants for the issuance of 10,428,889 shares of our common stock were outstanding, all of which are exercisable at a weighted average exercise price of $5.37 per share, all of which are exercisable through various dates expiring between January 2012 and October 2015.

The following summary of certain terms and provisions of the warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the forms of the warrant, which are attached or referenced to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of warrant.

Exercisability.    The warrants are exercisable beginning on the date of original issuance and at any time up to the date that is five years after such date. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). [Unless otherwise specified in the warrant, except upon at least 61 days’ prior notice from the holder to us, the holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants; and in no event will the holder have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise.]

Cashless Exercise.    In the event that a registration statement covering shares of common stock underlying the warrants, or an exemption from registration, is not available for the resale of such shares of common stock underlying the warrants, the holder may, in its sole discretion, exercise the warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant.

Exercise Price.    The initial exercise price per share of common stock purchasable upon exercise of the warrants is $[            ] per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability.    Subject to applicable laws, the warrants may be transferred at the option of the holders upon surrender of the warrants to us together with the appropriate instruments of transfer.

Exchange Listing.    There is no established public trading market for the warrants. We do not plan on making an application to list the warrants on the NASDAQ Capital Market, any other national securities exchange or other nationally recognized trading system.

Fundamental Transactions.    We will not enter into or be party to a fundamental transaction, which is a merger or other change of control transaction, as described in the warrants, unless the successor entity, as described in the warrants, assumes the warrants and delivers new warrants that are substantially similar. If we enter into, or are a party to, a fundamental transaction pursuant to which our shareholders are entitled or required to receive securities issued by another company or cash or other assets in exchange for shares of our common stock, which we refer to as a corporate event, a holder of a warrant will have the right to receive, upon an exercise of the warrant, consideration as if the holder had exercised its warrant immediately prior to such corporate event.

Rights as a Stockholder.    Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Waivers and Amendments.    Any term of the warrants may be amended or waived with our written consent and the written consent of the holders of warrants.

UNDERWRITING

We and Cowen and Company, LLC, the underwriter for the offering named below, have entered into an underwriting agreement with respect to the units being offered. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase from us the number of units set forth opposite its name below.

Underwriter	Number of Units
Cowen and Company, LLC

The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent and that the underwriter has agreed to purchase all of the units sold under the underwriting agreement if any of these units are purchased, other than those units covered by the overallotment option described below.

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriter may be required to make in respect thereof.

The underwriter is offering the units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Units.    We have granted to the underwriter an option to purchase up to             additional units at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriter may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of units offered hereby. To the extent that the underwriter exercises this option, the underwriter will purchase additional units from us in approximately the same proportion as shown in the table above.

Discounts and Commissions.    The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional units.

We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $            and are payable by us. This amount includes a non-accountable expense allowance that we have granted to the underwriter equal to 1.25% of the gross proceeds of the units sold in this offering (excluding any proceeds from the sale of any units upon the exercise of the overallotment option).

Total
	Per Unit	Without Over- Allotment	With Over Allotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us

If we propose to effect any public offering, any Rule 144A offering or any private placement of securities, we have agreed to offer to engage Cowen and Company, LLC (or, at the discretion of Cowen and Company, LLC, any of its affiliates) as our lead manager underwriter, lead purchaser or exclusive placement agent, as the case may be, in connection with such transaction(s) on terms and conditions customary to Cowen and Company, LLC for similar transactions, as follows: (1) if such offering is for gross proceeds of $25 million or less, then such obligation shall expire three (3) months after the date of the pricing of this offering, (2) if such offering is for gross proceeds greater than $25 million but less than $30 million, then such obligation shall expire six (6) months after the date of the pricing of this offering, and (3) if such offering is for gross proceeds equal to or greater than $30 million, then such obligation shall expire nine (9) months after the date of the pricing of this offering.

We have agreed to issue to the underwriter warrants to purchase 5% of the number of shares of common stock sold in this offering (excluding any shares of common stock sold in the overallotment option and any shares of common stock issued upon exercise of any warrants), which issuance is deemed to be underwriting compensation by FINRA. The warrants shall have a five-year term, an exercise price equal to the exercise price of the warrants sold in this offering, cashless exercise provisions, and the same other terms, conditions, rights and preferences as the warrants sold in this offering, provided, that such warrants will otherwise comply with FINRA Rule 5110(g)(1). As a result, for a period of six months after the issuance date of the warrants, neither the warrants nor any warrant shares issued upon exercise of the warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security as permitted by the FINRA.

Cowen and Company, LLC has agreed to pay LifeTech Capital, a division of Aurora Capital, LLC, a financial advisory fee equal to $            .

The underwriter proposes to offer the units to the public at the public offering price set forth on the cover of this prospectus. The underwriter may offer the units to securities dealers at the public offering price less a concession not in excess of $             per unit. If all of the units are not sold at the public offering price, the underwriter may change the offering price and other selling terms.

Discretionary Accounts.    The underwriter does not intend to confirm sales of the units to any accounts over which it has discretionary authority.

Stabilization.    In connection with this offering, the underwriter may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Overallotment transactions involve sales by the underwriter of units in excess of the number of units the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriter is not greater than the number of units that it may purchase in the overallotment option. In a naked short position, the number of units involved is greater than the number of units in the overallotment option. The underwriter may close out any short position by exercising its overallotment option and/or purchasing shares and warrants in the open market.

•

Syndicate covering transactions involve purchases of common stock and warrants in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares and warrants to close out the short position, the underwriter will consider, among other things, the price of shares and warrants available for purchase in the open market as compared with the price at which it may purchase units through exercise of the overallotment option. If the underwriter sells more units than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares and warrants in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock and warrants or preventing or retarding a decline in the market price of our common stock and warrants. As a result, the price of our common stock and warrants in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock and warrants. These transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making.    In connection with this offering, the underwriter and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of units and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Lock-Up Agreements.    Pursuant to certain “lock-up” agreements, we and our executive officers and directors have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC, for a period of 90 days after the date of the pricing of the offering. The 90-day restricted period will be automatically extended if (i) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants or (c) file registration statements on Form S-8. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) make certain gifts, (b) if the party is a corporation, partnership, limited liability company or other business entity, make transfers to any shareholders, partners, members of, or owners of similar equity interests in, the party, or to an affiliate of the party, if such transfer is not for value, (c) if the party is a corporation, partnership, limited liability company or other business entity, (x) make transfers in connection with the sale or transfer of all of the party’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the “lock-up” agreement or (y) make transfers to another corporation, partnership, limited liability company or other business entity if such transfer is not for value and (d) participate in tenders involving the acquisition of a majority of our stock. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

United Kingdom.    The underwriter has represented and agreed that:

•

it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland.    The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

European Economic Area.    In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriter that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriter has been given to the offer or resale; or (2) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of the provisions in the two immediately preceding paragraphs, the expression an “offer of the securities to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Electronic Offer, Sale and Distribution of Units.    A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of units to the underwriter and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships.    The underwriter and certain of its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock described in this prospectus has been passed upon for us by Greenberg Traurig, LLP, New York, New York. A shareholder of Greenberg Traurig, LLP beneficially owns 28,000 shares of our common stock, inclusive of warrants to purchase 7,000 shares of common stock. Legal matters in connection with the offering will be passed upon for the underwriter by Pryor Cashman LLP.

EXPERTS

The consolidated financial statements of Bionovo, Inc., as of December 31, 2009 and 2008, and for each of the years ended December 31, 2009, 2008 and 2007 and for the period from February 1, 2002 (date of inception) through December 31, 2009 have been audited by PMB Helin Donovan, LLP, an independent registered public accounting firm, as set forth in their report thereon, and incorporated by reference into this prospectus. These consolidated financial statements appear in Bionovo, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2009. These consolidated financial statements have been incorporated into this prospectus by reference in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference into this prospectus is considered to be part of this prospectus. We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on March 16, 2010, as amended on Form 10-K/A filed with the SEC on September 30, 2010;

•

our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 filed with the SEC on November 12, 2010, as amended by the Quarterly Report on Form 10-Q/A filed with the SEC on December 10, 2010;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 2, 2010;

•

our Current Reports on Form 8-K filed with the SEC on March 19, 2010, April 28, 2010, May 5, 2010, July 7, 2010, August 31, 2010, September 27, 2010, October 4, 2010, October 5, 2010 and November 12, 2010; and

•

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 23, 2007, including any amendment or reports filed for the purpose of updating such description.

We will provide each person to whom this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, upon written or oral request at no cost, by writing or telephone us at the address set forth below:

Bionovo, Inc.

5858 Horton Street, Suite 400

Emeryville, CA 94608

(510) 601-2000

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules and the information incorporated by reference into this prospectus, contains additional relevant information about us and the securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information and the registration statement at the SEC public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room.

In addition, any information we file with the SEC, including the documents incorporated by reference into this prospectus, is also available on the SEC’s website at http://www.sec.gov. We also maintain a web site at www.bionovo.com, which provides additional information about our company and through which you can also access our SEC filings. The information set forth on our web site is not part of this prospectus.

[            ] Units

Units Consisting of

One Share of Common Stock and

Warrant to Purchase [            ] Shares of Common Stock

PROSPECTUS

Cowen and Company

                    , 2011

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by the registrant. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$2,139
FINRA filing fee	$3,500
Exchange additional listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent fees and expenses	*
Printing and engraving expenses	*
Miscellaneous fees and expenses	*
Total	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Under the General Corporation Law of the State of Delaware, the registrant can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended. The registrant’s certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to the registrant and its stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director directly or indirectly derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

The registrant’s bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. The registrant is not, however, required to indemnify any director or officer in connection with any (a) willful misconduct, (b) willful neglect, or (c) gross negligence toward or on behalf of the registrant in the performance of his or her duties as a director or officer. The registrant is required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or officer in connection with that proceeding on receipt of any undertaking by or on behalf of that director or officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, the registrant has not issued unregistered securities to any person, except as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder. All recipients had adequate access, though their relationships with the registrant, to information about the registrant.

On July 6, 2010, the registrant issued to Aspire Capital 1,395,349 shares of common stock as the initial commitment shares for a new equity financing of up to $15.0 million, which may be provided to the registrant by Aspire Capital. On any trading day on which the closing sale price of the registrant’s common stock exceeds

$1.98, the registrant has the right, in its sole discretion, to present Aspire Capital with a purchase notice, directing Aspire Capital (as principal) to purchase up to 300,000 shares of the registrant’s common stock per trading day, up to $15.0 million of its common stock in the aggregate at a purchase price equal to the lesser of (i) the lowest sale price of the registrant’s common stock on the purchase date and (ii) the arithmetic average of the three lowest closing sale prices for the registrant’s common stock during the 12 consecutive trading days ending on the trading day immediately preceding the purchase date. Aspire Capital is an “underwriter” within the meaning of the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits listed on the Index to Exhibits of this Registration Statement are filed herewith or are incorporated herein by reference to other filings.

(a) Exhibits.    The following exhibits are included herein or incorporated herein by reference.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement

1.2	Placement Agency Agreement between Bionovo, Inc. and William Blair & Company, L.L.C.(22)

2.1	Agreement of Merger and Plan of Reorganization, dated as of April 6, 2005, among Lighten Up Enterprises International, Inc., LTUP Acquisition Corp. and the registrant.(1)

2.2	Agreement and Plan of Merger, dated as of June 28, 2005, between Lighten Up Enterprises International, Inc. and the registrant.(2)

3.1	Certificate of Incorporation of the registrant dated as of June 27, 2005.(3)

3.2	Certificate of Amendment of the Certificate of Incorporation of the registrant dated May 9, 2007.(4)

3.3	Certificate of Amendment of the Certificate of Incorporation of the registrant dated July 7, 2010.(24)

3.4*	Certificate of Amendment of the Certificate of Incorporation of the registrant dated August 27, 2010.

3.5	Amended and Restated By-Laws of the registrant.(5)

4.1	Form of Common Stock Purchase Warrant used in the April 2005 and May 2005 Private Placement of Warrants.(6)

4.2	Form of Common Stock Certificate.(7)

4.3	Form of Bridge Warrant.(3)

4.4	Registration Rights Agreement, dated September 30, 2004.(8)

4.5	First Amendment to Registration Rights Agreement effective as December 31, 2005 among the registrant and the signatories thereto.(9)

4.6	Amendment to Registration Rights Agreement effective as December 31, 2005 among the registrant and the signatories thereto.(9)

4.7	Form of Common Stock Purchase Warrant used in October 2007 public offering.(10)

4.8	Form of Common Stock Purchase Warrant used in January 2007 private placement.(11)

4.9	Form of Registration Rights Agreement used in January 2007 private placement.(11)

4.10	Form of Private Placement Warrant.(20)

4.10	Form of Common Stock Purchase Warrant used in October 2010 registered direct offering.(22)

4.11*	Form of Common Stock Purchase Warrant

5.1*	Opinion of Greenberg Traurig, LLP (counsel to the registrant).

Exhibit Number	Description of Exhibit
10.1	Form of Private Placement Subscription Agreement used in May 2005 private placement.(6)

10.2	Form of Private Placement Investor Questionnaire used in May 2005 private placement.(6)

10.3	Form of Private Placement Registration Rights Agreement used in May 2005 private placement.(6)

10.4	Form of Private Placement Acknowledgement and Amendment used in May 2005 private placement.(6)

10.5	Stock Incentive Plan, as amended.(12)

10.6	Amended and Restated Executive Employment Agreement effective January 1, 2008, between the registrant and Isaac Cohen.(13)

10.7	Amended and Restated Executive Employment Agreement effective January 1, 2008, between Bionovo, Inc. and Mary Tagliaferri.(13)

10.8	Licensing and Technology Transfer Agreement, dated as of November 6, 2003, with United Biotech Corporation (certain terms of this agreement have been omitted and are subject to confidential treatment granted by the SEC).(14)

10.9	Landlord Consent to Sublease, dated as of December 30, 2003, with Extensity, Inc. and CA- Emeryville Properties Limited Partnership.(3)

10.10	Landlord Consent to Addendum to Sublease, dated July 16, 2004, with CA-Emeryville Properties Limited Partnership and Geac Enterprise Solutions, Inc.(3)

10.11	Office Lease, dated as of July 6, 2005, with Emery Station Joint Venture, LLC.(3)

10.12	Merrill Lynch Bank USA Irrevocable Letter of Credit.(3)

10.13	Underwriting Agreement, dated October 31, 2007, between Bionovo, Inc. and BMO Capital Markets Corp.(10)

10.14	Subscription Agreement used in January 2007 private placement.(11)

10.15	Offer Letter, dated May 29, 2007, from Bionovo, Inc. to Thomas C. Chesterman.(15)

10.16	Amendment Two to Space Lease between Bionovo, Inc. and Fitzsimons Redevelopment Authority.(16)

10.17	Common Stock Purchase Agreement, dated as of July 6, 2010, by and between the registrant and Aspire Capital Fund, LLC.(17)

10.18	Registration Rights Agreement, dated as of July 6, 2010, by and between the registrant and Aspire Capital Fund, LLC.(17)

10.19	Assignment and Assumption Agreement, dated April 6, 2005, among the Registrant, Bionovo, Inc. and Isaac Cohen regarding Employment Agreement.(8)

10.20	Assignment and Assumption Agreement, dated April 6, 2005, among the Registrant, Bionovo, Inc. and Mary Tagliaferri regarding Employment Agreement.(8)

10.21	Letter Agreement, dated September 10, 2009, with Dawson James Securities, Inc.(21)

10.22	First Amendment to Letter Agreement, dated September 23, 2009, with Dawson James Securities, Inc.(21)

10.23	Second Amendment to Letter Agreement, dated September 28, 2009, with Dawson James Securities, Inc.(21)

Exhibit Number	Description of Exhibit
10.24	Third Amendment to Letter Agreement, dated September 29, 2009, with Dawson James Securities, Inc.(21)

10.25	Master Lease Agreement with Tetra Financial Group(23)

10.26	Sale Leaseback Agreement with Tetra Financial Group(23)

10.26	Master Lease Agreement with De Lage Landen(23)

10.27	Form of Subscription Agreement used in October 2010 registered direct offering.(22)

16.1	Letter regarding change in certifying accountant.(18)

23.1**	Consent of PMB Helin Donovan, LLP, an Independent Registered Public Accounting Firm.

23.2*	Consent of Greenberg Traurig LLP. (Contained in Exhibit 5.1 above).

24.1	Power of Attorney.(19)

*	To be filed by amendment.

**	Filed herewith.

(1)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on April 8, 2005.

(2)	Incorporated by reference to the registrant’s Preliminary Proxy Statement on Schedule 14C filed with the SEC on May 17, 2005.

(3)	Incorporated by reference to the registrant’s Registration Statement on Form SB-2, as amended, initially filed with the SEC on July 5, 2005.

(4)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on May 10, 2007.

(5)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on January 7, 2008.

(6)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on May 11, 2005.

(7)	Incorporated by reference from Exhibit 4 to the registrant’s Form 10-SB 12G filed with the SEC on November 7, 2002.

(8)	Incorporated by reference to the registrant’s Amendment No. 1 to its Current Report on Form 8-K/A filed with the SEC on June 3, 2005.

(9)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on March 10, 2006.

(10)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on November 6, 2007.

(11)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on January 22, 2007.

(12)	Incorporated by reference to the registrant’s Definitive Schedule 14A filed with the SEC on April 17, 2006.

(13)	Incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 13, 2009.

(14)	Incorporated by reference to the registrant’s Amendment No. 5 to its Current Report on Form 8-K/A filed with the SEC on October 19, 2005.

(15)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on July 13, 2007.

(16)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-QSB for the period ended March 31, 2007, filed with the SEC on May 8, 2007.

(17)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2010.

(18)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on February 1, 2007.

(19)	Included in the signature pages of this Registration Statement.

(20)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on January 22, 2005.

(21)	Incorporated by reference to the registrant’s Registration Statement on Form S-1, as amended, initially filed with the SEC on September 10, 2009.

(22)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2010.

(23)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, filed with the SEC on November 12, 2010.

(24)	Incorporated by reference to the registrant’s Registration Statement on Form S-1, filed with the SEC on July 16, 2010.

(b) Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or not required or because the required information is included in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which it offers or sales securities, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any additional material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to this offering, other than registration statements relying on Rule 403B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to this offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to this offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Emeryville, State of California, on December 16, 2010.

BIONOVO, INC.

By:	/S/ ISAAC COHEN
Name: Isaac Cohen
Title: Chairman, Chief Executive Officer and Chief Scientific Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signature appears below constitute and appoint jointly and severally, Isaac Cohen and Thomas C. Chesterman, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and to sign any registration statement and amendments thereto for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ ISAAC COHEN Isaac Cohen	Chairman, Chief Executive Officer and Chief Scientific Officer (Principal Executive Officer)	December 16, 2010

/S/ MARY TAGLIAFERRI, M.D., L.AC Mary Tagliaferri, M.D., L.Ac	Director, President, Chief Medical Officer, Chief Regulatory Officer, Secretary and Treasurer	December 16, 2010

/S/ THOMAS C. CHESTERMAN Thomas C. Chesterman	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	December 16, 2010

/S/ JOHN BAXTER, M.D John Baxter, M.D	Director	December 16, 2010

/S/ GEORGE BUTLER, PH.D George Butler, Ph.D	Director	December 16, 2010

/S/ LOUIS DRAPEAU Louis Drapeau	Lead Independent Director	December 16, 2010